UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005359

FORM 1-A/A
Amendment No. 2

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

BUFFALO FORKLIFT HOLDINGS, LLC

(Exact name of registrant as specified in its charter)

4624 Goodrich Road
Clarence, New York 14031
716-568-4135
(Address, including zip code, and telephone number, including area code of issuer's principal executive offices)

Copies of communication to:
Kavinoky Cook LLP
726 Exchange Street
Suite 800
Buffalo, New York 14210
716-845-6000

February 26, 2015

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICIATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A

35370208	47-2469163
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

PART I-NOTIFICATION

ITEM 1. SIGNIFICANT PARTIES

(a) *The issuer's directors*
Buffalo Forklift, LLC (the "Manager") is the sole manager of Buffalo Forklift Holdings, LLC (the "Issuer"). Arcangelo Capozzolo is the sole member and controlling person of the Manager. Mr. Capozzolo also is the President of the Issuer and its sole member as of the date of this Offering Statement. As a result, Mr. Capozzolo controls the Issuer. Mr. Capozzolo's business address is: 4624 Goodrich Road, Clarence, New York 14031.

(b) *The Issuer's officers*
The Issuer's officers are: Arcangelo Capozzolo, President and Philip Sciolino, Vice President, each with a business address of 4624 Goodrich Road, Clarence, New York 14031.

(c) *The Issuer's general partners*
Not applicable.

(d) *The record owner of 5 percent or more of any class of the issuer's securities*
Arcangelo Capozzolo currently is the record owner of all of the issuer's outstanding membership interests.

(e) *The beneficial owner of 5 percent or more of any class of the issuer's securities*
Arcangelo Capozzolo currently is the beneficial owner of all of the Issuer's outstanding membership interests.

(f) *Promoters of the issuer*
Not applicable.

(g) *Affiliates of the issuer*
The Manager is under common ownership and control with the Issuer. The Manager is the sole manager of the Issuer.

(h) *Counsel to the issuer with respect to the proposed offering.*
Kavinoky Cook LLP
726 Exchange Street
Suite 800
Buffalo, New York 14210

(i) *Underwriters with respect to the proposed offering*
There is no underwriter or placement agent in connection with the proposed offering.

(j) *The underwriter's directors*
Not applicable.

(k) *The underwriter's officers*
Not applicable.

(l) *The underwriter's general partners*
Not applicable.

(m) Counsel to the underwriter
Not applicable.

ITEM 2. APPLICATION OF RULE 262

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver of disqualification has been applied for, accepted, or denied.

ITEM 3. AFFILIATE SALES

The proposed offering described herein (the "Offering") does not involve the resale of securities of the Issuer or by any affiliate of the Issuer.

ITEM 4. JURISDICTIONS IN WHICH SECURITIES ARE YET TO BE OFFERED

(a) None.

(b) The securities to be offered in connection with the proposed Offering shall be offered by the manager and officers of the Issuer named in Item 1 "SIGNIFICANT PARTIES" on a best efforts basis.

Our Manager and Officers are not subject to any statutory disqualification, as that term is defined under Section 3(a)(39) of the Exchange Act. Our Manager and Officers will not be compensation in connection with their participation in the Offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. Our Manager and Officers are not, nor have they been within the past twelve (12) months, a broker or dealer, and they are not, nor have they been within the past twelve (12) months, an associate person of a broker-dealer. At the end of the Offering, our Manager and Officer will continue to perform substantial duties for the Company or on its behalf otherwise than in connection with transactions in securities. Our Manager and Officers will not participate in selling an offering of securities for any issuer more than once every twelve (12) months other than in reliance on Exchange Act Rule 3a4-1.

The Units will be offered in New York State only, provided, however, that the Company reserves the option of offering the Units in other states. If the Units are offered in any other states, this Offering Statement will be supplemented to include any disclosure requires by such state or states. The Units will be offered by the principal officers of Company in meetings with potential investors. The Company will keep a log of the copies of the Offering Circular that are provided to potential investors. No Units will be sold without delivery of an Offering Circular. The principal officers of the Company will be available to answer questions.

Please refer to the section in Part II of this Offering Statement entitled "Plan of Distribution" for more detailed information on the proposed Offering.

ITEM 5. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to filing of this Form 1-A, state:

(1) *the name of the issuer*

Buffalo Forklift, LLC, an affiliate of the Issuer

(2) *the title and amount of securities issued*

Opportunities to enter into "Re-Marketing Agreements" covering the purchase, refurbishment and sale of second-hand lift equipment.

(3) *the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof*

$900,100

(4) *the name and identities of the persons to whom the securities were issued*

	Date	Total Commitment To Re-Marketing Agreement
Rosewood Ventures LLC	9/17/13	$75,000.00
Peter Lin	12/11/13	$175,100.00
Lisa Draper	12/23/13	$200,000.00
Triangle Ventures LLC	2/4/14	$100,000.00
Brandon Kochan	4/22/14	$350,000.00
		$900,100.00

(b) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

None

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Section 4(a)(2) of the Securities Act, Rule 504 of Regulation D; alternatively Rule 506 of Regulation D. All private placements were offered to accredited investors only.

ITEM 6. OTHER PRESENT OR PROPOSED OFFERINGS

The Issuer is not currently offering or contemplating offering any security in addition to those covered by this Offering Statement.

ITEM 7. MARKETING ARRANGEMENTS

(a) Neither the Issuer nor any person identified in Item 1 is aware of any arrangement:

(1) To limited or restrict the sale of other securities of the same class as those offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered; or

(3) For withholding commission, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) There is no underwriter associated with the proposed offering.

ITEM 8. RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN OFFERING STATEMENT

No experts were employed on a contingent basis or otherwise in connection with the proposed offering.

ITEM 9. USE OF SOLITICATION OF INTEREST DOCUMENT

The Issuer has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification.

PART II - OFFERING CIRCULAR

Item 1. Cover Page

BUFFALO FORKLIFT HOLDINGS, LLC

4624 Goodrich Road
Clarence, New York 14031
Tel: 716-568-4135

SUBSCRIPTIONS FOR UNITS OF MEMBERSHIP INTERESTS
$5,000,000
5,000 Units
$1,000 per Unit
Minimum Subscription 10 Units

Subject to completion, dated February __, 2015

Buffalo Forklift Holdings, LLC (sometimes referred to herein as the "Issuer," the "Company," "we" or "us") is offering, on a best efforts basis, up to 5,000 Units of membership interest ("Units") in the Company at a price of $1,000 per Unit for a total of $5 million. The Company is a Delaware limited liability company. The Company is managed by Buffalo Forklift, LLC, a New York limited liability company (the "Manager").

The Company will engage in an ongoing equipment purchase and sale program consisting (a) pre-owned forklifts and other lift equipment to be acquired, refurbished (if applicable) and re-sold, and (b) new lift equipment sourced , in both cases to be sourced and re-marketed (and in the case of pre-owned equipment, refurbished) by the Company.

The Units are being offered directly by the Company through its principal officers. No broker-dealer or sales agent has been engaged to represent the Company. No sales commission or other sales related compensation is payable in connection with the purchase of Units. There is no market for the Units, nor will they be transferable. The Units may be redeemed by the Company at the request of Unit holders as provided herein, provided that such requests may not be honored when made and are subject to certain requirements including 90 days prior written notice to the Manager in advance of a Redemption Date. See REDEMPTIONS herein.

The minimum subscription is 10 Units at a price of $1,000. The Company will pay all of the expenses of this offering. There is no minimum offering. The Company will accept subscriptions immediately as they are received. This offering will terminate on or before July 31, 2015, unless extended in the discretion of the Manager.

	Total Offering Price	Underwriting or Sales Discounts and Commissions	Proceeds to Issuer
Total	$5,000,000	-0-	$5,000,000

SEE "RISK FACTORS" HEREIN.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY OTHER APPLICABLE SECURITIES LAW. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR BY THE SECURITIES ADMINISTRATOR OF ANY STATE, AND NEITHER HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PRIVATE PLACEMENT MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

YOUR UNITS MAY NOT BE TRANSFERRED OR RESOLD. THE ASSIGNMENT OR OTHER TRANSFER OF THE UNITS, IF ANY, IS RESTRICTED BY THE TERMS OF THE OPERATING AGREEMENT.

PROSPECTIVE PURCHASERS OF UNITS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING CIRCULAR OR ANY ATTACHMENTS APPENDED HERETO AS LEGAL OR TAX ADVICE. EACH SUCH PARTY SHOULD CONSULT THEIR OWN COUNSEL AND TAX ADVISOR AS TO LEGAL AND TAX MATTERS AND RELATED CONSIDERATIONS CONCERNING THE UNITS.

THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER OR SOLICITATION TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OR IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL OR NOT AUTHORIZED.

THE SENIOR OFFICERS OF THE COMPANY WILL ANSWER ALL INQUIRIES FROM PROSPECTIVE INVESTORS CONCERNING THE COMPANY AND ANY OTHER MATTERS RELATING TO THE UNITS, AND WILL AFFORD ALL PROSPECTIVE PARTIES THE OPPORTUNITY TO OBTAIN ANY ADDITIONAL INFORMATION (TO THE EXTENT THE COMPANY POSSESSES SUCH INFORMATION OR CAN OBTAIN IT WITHOUT UNREASONABLE EFFORT OR EXPENSE) NECESSARY TO VERIFY THE ACCURACY OF ANY REPRESENTATION OR INFORMATION SET FORTH IN THIS OFFERING CIRCULAR.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR

REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED. THIS OFFERING CIRCULAR SUPERSEDES ALL PREVIOUSLY PROVIDED MATERIALS, IF ANY.

INFORMATION IN THIS OFFERING CIRCULAR IS PRESENTED AS OF THE DATE HEREOF. THIS OFFERING CIRCULAR MAY BE SUPPLEMENTED FROM TIME TO TIME UNTIL THE CLOSE OF THE OFFERING TO SET FORTH MATERIAL SUBSEQUENT EVENTS OR INFORMATION.

NASAA LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NEW YORK STATE LEGEND

NOTICE TO NEW YORK RESIDENTS ONLY: THIS OFFERING CIRCULAR HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL OF THE STATE OF NEW YORK PRIOR TO ITS ISSUANCE AND USE. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. THIS OFFERING CIRCULAR DOES NOT CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE, NOT MISLEADING. IT CONTAINS A FAIR SUMMARY OF MATERIAL TERMS AND DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.

FORWARD-LOOKING STATEMENTS

This Offering Circular contains "forward-looking statements." All statements other than statements of historical fact included in this Offering Circular and the exhibits to this Offering Circular regarding the Company's business and objectives for the future operations are forward-looking statements.

Such statements may be influenced by factors that could cause actual outcomes and results to differ materially from those discussed or projected. Forward-looking statements are subject to risks and are qualified by statements made in this Offering Circular, particularly in the sections captioned, "RISK FACTORS."

When used in this Offering Circular, the words "believes," "estimates," "expects," "targets," "predict," "plan," "potential," "anticipates," "intends" or similar expressions are intended to identify such forward-looking statements. Important factors that could affect the Company and the success of an investment in the Company include market demand for lift equipment, competition in the market for second-hand equipment, general economic conditions that affect the construction industry and other domestic industry and other matters discussed in "RISK FACTORS" herein.

The Company has not undertaken an obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this Offering Circular.

All written and oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety as forward looking statements and should be weighed carefully against the contingencies discussed in "RISK FACTORS."

The approximate date of the commencement of the proposed offering of Units to the public is as soon as practicable after this Offering Circular has been qualified by the Securities and Exchange Commission.

Item 2. Distribution Spread

See Item 1, "Cover Page," above.

Item 3. Summary Information, Risk Factors and Dilution

SUMMARY

This summary of the offering of the Company's Unit offering (the "Offering") is qualified in its entirety by the other information disclosed in this Offering Circular.

The Company	The Company is a Delaware limited liability company. The Company is managed by Buffalo Forklift, LLC, a New York limited liability company (the "Manager"), as the Company's sole manager with broad powers and discretion to manage the Company's business and assets. Such powers and authority of the Manager include authority to purchase (a) pre-owned lift equipment and, in the Manager's discretion, refurbish such equipment through a third party refurbishing contractor, (b) purchase new lift equipment sourced from a manufacturer in China and (c) re-sell all such lift equipment to third party buyers. Currently, the Company anticipates that approximately 90% of its business will be in the purchase and sale of pre-owned equipment, as opposed to new equipment. The Manager will identify all equipment purchased by the Company and will also identify purchasers for the Company's lift equipment. Profits from the sale of the equipment to third parties, after payment of direct expenses of the transaction, shall be allocated 40% to the Company and 60% to the Manager, as further described herein. The Manager does not receive any other remuneration from the Company.
The Offering	The Company is offering, on a best efforts basis, Units of membership interest in the Company at a price of $1,000 per Unit. The offering is being conducted solely by principal officers of the Company. The offering will terminate on July 31, 2015 unless extended in the discretion of the Manager.
Minimum Investment	The minimum investment is 10 Units at a price of $1,000 per Unit.
Sales Commission	No sales commission or sales charges will be charged in connection with this Offering. There is no underwriter or

placement agent involved in this Offering. The Offering is being conducted solely by principal officers of the Company.

RE-INVESTMENT OF PROFITS AND DISTRIBUTIONS

Purchasers of Units may elect one of two options for the treatment of their distributions. Investors may elect: (a) to receive a distribution of profits bi-annually as of June 30 and December 31 of each fiscal year, or (b) to have distributions reinvested in Units of the Company. If investors do not make a selection, the Company will reinvest distributions in Units. Investors can elect either option in the signature page of the Subscription Agreement that is used in this Offering. Unit holders may change their distribution election by giving the Company not less than 60 days written notice prior to January 1 of the fiscal year in which such election would take effect.

Investors who chose to have their distributions reinvested in Units will increase their percentage interest in the Company and compound their total return over time. At the end of each six-month period, the Manager will determine the amount of the distribution-per-Unit for such six-month period based upon operations of the Company and available cash.

- Investors who elect to receive their distributions in cash bi-annually, will receive a check in an amount equal to the distribution-per-Unit times the number of Units they hold. Such distributions shall be payable within thirty (30) days of the end of such period. The Manger may, in its sole discretion, pay distributions quarterly or monthly.

- Investors who elect to have their distributions reinvested will be deemed to have used their distribution to purchase additional Units (which may be fractional Units). For example, if an investor's distribution for a six-month period is $10,000 and the investor elects to have his distribution re-invested, that investor would receive ten (10) Units in the Company in lieu of receiving cash.

Investors are encouraged to have their distributions re-invested because it allows the Manager to more fully deploy the cash of the Company in equipment transactions. The Company will be required to reserve cash for distributions to investors who elect to receive their distributions in cash. The Manager also must reserve cash for investors who give notice of their intention to redeem Units, as provided below.

REDEMPTION OF UNITS

Units are redeemable at $1,000 per Unit (the amount of the purchase price for the Unit in this Offering). Holders of Units may request that the Company redeem their Units as of June 30 or December 31 of each year (each a "Redemption Date" and together the "Redemption Dates"), subject to the limitations and restrictions on redemption as more fully set forth herein. In order to cause the redemption of Units, a holder of Units must give the Company written notice not less than 90 days prior to a Redemption Date. Such written notice should specify the number of Units to be redeemed and the Redemption Date as to which such redemption shall be effective.

Upon redemption, as provided above, the Company shall pay to the holder of the Units the amount of the original purchase price for the Units ($1,000) times the number of Units redeemed. Partial redemption of Units is permitted. **The Company reserves the right to deny or defer Unit redemptions if the Manager believes, in its sole discretion, that the Company lacks the cash required to fund such redemption and reasonably meet its operating obligations or if such redemption would impair the Company's ability to deliver adequate returns to remaining Unit Holder.**

TRANSFER OF UNITS

There is no market for the Units and the Company does not indent to facilitate the making of a market for the Units. The Units are transferable subject to (a) the consent of the Manager, not to be unreasonably withheld and (b) applicable securities laws.

RISK FACTORS

Limited Liquidity. Generally, the Units are redeemable only as provided herein under REDEMPTION OF UNITS. It is possible that the Company will be unable to redeem Units or that it will reduce bi-annual distributions-per-Unit in the event that it has insufficient cash or that equipment cannot be liquidated as anticipated by the Manager. See REDEMPTION OF UNITS. Also, there is no market for the Units and the Company does not indent to facilitate the making of a market for the Units. While the Units are transferable, any such transfer requires the consent of the Manager and will be subject to applicable securities laws.

Conflicts of Interest. The Company's Manager, Buffalo Forklift LLC, is engaged in the same business of buying and selling left equipment as the Company. The Manager also may have other investors who participate in the business directly through the Manager. In making decisions as to investment in equipment and related matters, the Manager must choose between allocating equipment and opportunities between itself, other investors and the Company. Investors in the Company are relying on the Manager to honor its fiduciary duty to treat the Company fairly and to act in the best interests of the Company.

No Participation in Management. As a holder of Units, you will have no say in the operation of the Company, the purchase of equipment, the mark-up on new equipment sold by the Company, to third parties or the negotiations with respect to the re-sale price of used equipment. If you are unhappy with the Company's operations or performance, your sole remedy is to request redemption of your Unit(s), which may be effected twice per year as provided above in REDEMPTION OF UNITS.

No Minimum Offering. There is no minimum amount that must be raised by the Company in order to accept subscriptions for Units. There is no assurance that the Company will raise the maximum offering of $5 million. If the Company is unable to raise at least $500,000 in this offering, it will operate on a more limited basis with fewer pieces of equipment.

Reliance on One Key Individual. The Manager has 2 individuals who actively buy and sell lift equipment on a regular basis. Of these persons, the President of the Company and the Manager, Arcangelo Capozzolo is critical to the success of the business. Neither the Company not the Manager maintains life insurance on the life of Mr. Capozzolo. In the event that Mr. Capozzolo was unexpectedly unable to act in his principal role in the business, the Company would most likely liquidate its assets and wind up its operations.

Investment Returns Could Decline Due to Competition and Demand. Our profit margins on the sale of new or refurbished equipment may decline materially if the market for such equipment becomes more competitive or if demand for such equipment declines for any reason, including general trends in the economy of the United States.

Reinvestment Time May Slow Down as Competition Increases. In the event that the market for heavy equipment becomes more competitive, we may experience delays in the time it takes to complete refurbishment of used equipment with the result that your investment will be illiquid for a longer period and we may not achieve the number of purchases and sales per fiscal year that we have achieved historically. Our rate of reinvestment of the funds significantly affects your overall annual return.

Supply Could Increase. In the event that pricing for new equipment becomes more competitive or if new suppliers enter the second-hand equipment market, there could be an increase in the over-all supply of new and/or second-hand lift equipment. In such event, the demand for, and the value of, lift equipment could decline, thereby reducing the profitability of our business and your return on your investment in Units.

Our Transaction Volume Could Decrease. If we are unable to obtain second-hand equipment readily because of a decline in the historic levels of equipment coming in to the second-hand market, or if we experience issues with our contract manufacturer of new equipment, our transaction volume will decrease with the result that we may be unable to timely reinvest funds. If we experience a decline in transaction volume, your return will be reduced.

Cobra® is a New Venture for Which the Manager Has No Prior Experience or Track Record. In connection with new equipment that has been manufactured for re-sale by the Manager, the Manager sometimes does business under the name, "Cobra Lift Trucks." The Manager works directly with a supplier located in China to manufacture its new equipment inventory under its house brand "Cobra Lift Truck®." The Cobra lifts are based on a non-proprietary designs utilizing engines manufactured by globally recognized manufacturers such as GM, Toyota, Deutz and Isuzu. The Manager is seeking to establish itself as a supplier of a broad range of new lift equipment. Equipment will be sold from inventory warehoused with the Manager's third-party refurbishers, or can be custom ordered with delivery possible in a three-week to four-month timeframe, depending upon the equipment. This is a new business and product line for the Manager. Consequently, the Manager has no experience or track record in this area. While we are confident in the Manager's ability to identify second-hand lift equipment that can be re-marketed successfully, we may experience smaller profit margins with new equipment and it is possible that the Company could lose money buying and selling the Cobra® equipment.

Cobra Lift Truck® Has No or Minimal Name Recognition in the Marketplace at this Time. Cobra Lift Truck® is not an established brand in the marketplace. We anticipate that we will price the Cobra Lift Ruck® equipment to be a cost effective alternative to other brands of new equipment. As a result, we may not be able to command the profit margins that we have experienced with second-hand and refurbished equipment.

Cobra Lift Truck® Has No Track Record for Quality and Reliability. Cobra Lift Truck® is manufactured by an equipment manufacturer in China. While this manufacturer provides equipment for other major label brands, we have no experience with the quality or reliability level of this equipment and we do not have a written contract with the manufacturer. The equipment is covered by a manufacturer's warranty for 18 months or 2,000 hours and additional warranty options are available through third parties with whom we contract. In addition, Cobra Lift Equipment LLC will provide technical support for purchasers. We do not expect warranty issues to affect investors.

Risks Associated with the Cobra Warranty. The manufacturer of the Cobra equipment offers a manufacturer's parts warranty for 18 months or 2,000 hours and additional warranty options are available through third parties with whom we contract. We have no experience with the willingness or ability of the manufacturer of the Cobra equipment to stand behind its warranty.

Enforcement of Agreements with Chinese Manufacturer. Because the manufacturer of the Cobra equipment is in China, our ability to enforce our agreements with this manufacturer may be minimal.

Risks Associated with International Suppliers. The new equipment to be sold under the Cobra Lift Truck® brand is sourced from a manufacturer in China. Political and economic considerations in China, the financial stability of our supplier, the availability of parts and raw materials to our supplier, equipment quality issues, currency exchange rates, transportation availability and cost, transportation security, inflation and other factors may affect this operation. These factors are beyond the Company's control. Additionally, the United States' foreign trade policies, tariffs and other impositions on imported goods may also affect this part of our business. While the Company will make every effort to anticipate and manage the risks associated with this business, there is no assurance that we will be successful in doing so.

Exposure to Third Party Claims for Failure of Equipment Failure. It is possible that in the event that a piece of lift equipment fails in the field, the Company could have exposure for personal injury or property damage or both. The Company carries liability insurance with an aggregate limit of $2 million. If a claim against the Company is successful and exceeds such insurance coverage, assets of the Company (including your investment and your profits if they are then accrued but un-distributed) may be subject to the claims of such creditor(s).

Insolvency of a Refurbishment Contractor. The Company will contract with third party refurbishment contractors throughout the United States to perform refurbishment services. The Company will not do any of the refurbishment work itself. If a refurbishment contractor becomes insolvent or is subjected to a bankruptcy proceeding while our equipment was in its possession, it is possible that our equipment could be levied on by creditors of the refurbishment contractor. The Company will file blanket Uniform Commercial Code ("UCC") financing statements in the jurisdiction of each equipment refurbishment contractor stating that from time to time the Company's equipment is present at the facility of the refurbishment contractor for servicing but that such equipment remains the property of the Company. While the Company believes the filing of such UCC financing statements provides significant protection in the event of an insolvency of a contractor, there is no guarantee that our filings will be respected.

Tax Risk. The Company will be treated as a partnership for tax purposes. As a result, the Company will not, itself, pay income tax. Instead, the Company's income is deemed to be passed through to the Unit holders. The Company will endeavor to distribute enough cash each year to the Unit holders to cover the amount of taxes attributed to the Unit holders each year. However, there is no assurance that the Company will have adequate cash reserves available for distribution to cover such taxes.

Financials Statements Not Audited. While our financial statements have been prepared in accordance with GAAP, they have not been audited by a registered accounting firm. We do not intend to provide audited financial statements in the future. The benefit of having an outside independent accounting firm undertake an audit is that it provides assurances that the Company has presented a true and fair view of it financial performance and position. The audit would add cost to the Company's operations, which is the reason the manager has elected not to commission an audit. Unit Holders will not have the benefit of having an outside audit and will be dependent on the Company to fairly present its financial results and position.

No Third Party Due Diligence. The Company is undertaking this offering without an underwriter or third-party placement agent. By selling the Units directly through its principal officers, the Company is enabling investors to avoid sales related compensation and expense that is exacted by an underwriter or placement agent. Such compensation and expense can be material. However, investors will not have the benefit of the independent due diligence performed by a sales agent which may provide a significant investor protection against misstatements in offering materials.

Deemed Consent. The Company's Operating Agreement contains the following provision: "Under the Operating Agreement, and in accordance with Delaware law, in the event the Manager requires the consent of the Members in order to take action on behalf of the Company, it must first provide written notice of such action to the Members of the Company. Members who have not affirmatively objected in writing to any such proposed action within thirty (30) calendar days after the notice is mailed will be deemed to have consented to the proposed action set forth in the Manager's notice, meaning that the Manager may act without having received your affirmative consent on a given proposal." As a result, in the event that you disagree with an action for which your consent has been requested, you must affirmatively object by giving the Manager a written notice. This provision may make it easier for the Manager to obtain the approval of the Unit Holders where such approval is contested because Unit Holders who do not pay attention or who miss the deadline are deemed to side with the Manager. This provision also assists the Manager to obtain Unit Holder approval where obtaining the affirmative consent of the required Unit Holders is made difficult by lack of response.

Exclusive Venue for Disputes is in Erie County, New York. The Company's Operating Agreement contains the following provision. "The Courts of the State of New York, located in Erie County, are the exclusive venue for any disputes arising from or related to this Agreement." As a result, in the event of a dispute with the Company or its Manager, your exclusive venue for legal action would be through the courts located in Erie County, New York. This venue restriction may be inconvenient to you or impose greater cost than you might otherwise incur to pursue a legal action in your local court.

Item 4. Plan of Distribution

No underwriters or dealers will be involved in the Offering. There will be no sales commission or sales charges in connection with the offering of Units. Arcangelo Capozzolo, the Company's President, and Philip Sciolino, the Company's Vice President, will promote the Offering and may act as salespersons. The Units are being offered on a best efforts basis. Currently, the Units are expected to be offered only in the State of New York.

Item 5. Use of Proceeds

Proceeds from the sale of Units will be invested and re-invested primarily in pre-owned lift equipment and secondarily in new lift equipment. Pre-owned equipment will be refurbished if appropriate prior to sale. Over time, funds from the sale of equipment will be reinvested in other equipment and used to fund cash distributions and Unit redemptions. None of the proceeds from the offering will be used by the Manager for its operational overhead. There are no fees payable to the Manager. Following each sale of a piece of equipment, the Company shall receive a return of its capital investment in the equipment (including purchase price, refurbishment expense and transaction expenses) and the Manager and the Company will divide profits from the sale of each piece of equipment on the following basis: 60% to the Manager / 40% to the Company.

The Equipment Purchase Program Agreement

The Company and the Manager shall enter into Management Agreement pursuant to which the Manager shall carry out the business of the Company. The following is an outline of the Equipment Purchase Program Agreement.

Bank Account

1. The Company holds a bank account (the "Dedicated Bank Account") which shall be controlled by the Manager.

2. The proceeds of the offering shall be deposited into the Dedicated Bank Account.

Pre-Owned Equipment Purchases

1. The Company will identify second-hand industrial lift equipment that it believes can be refurbished and re-sold at a profit. Such lift equipment may include telescope lift equipment, forklifts, boom lifts, scissors lifts and push around lifts.

2. The Company will use funds in the Dedicated Bank Account to purchase equipment. In each case the amount to be withdrawn of an equipment purchase will be: (i) the amount of the purchase price of the equipment (the "Original Purchase Price") and (ii) an additional amount estimated to be approximately 20% of the amount of such purchase price, as determined by the Manager, as an advance against the cost of refurbishment (the "Refurbishment Advance") if, in the opinion of the Manager, the equipment requires refurbishment.

3. The Manager will not charge the Company any commission with respect to such purchase of equipment.

Refurbishment of Pre-Owned Equipment

1. The Manager will arrange for the equipment purchased by the Company to be shipped to a third party refurbishment contractor. Neither the Manager nor the Company will perform any refurbishment of equipment.

2. The Manager will contract on behalf of the Company (using the Refurbishment Advance) with a third-party equipment refurbishment contractor. Currently, the Manager does business with eleven such contractors. They are located in:

   Angola, Indiana
   Gallatin, Tennessee
   Batavia, New York
   Port St. Lucie, Florida
   Mulberry, Florida
   Rockdale, Illinois
   West Chicago, Illinois
   Lancaster, South Carolina
   Blacksburg, South Carolina
   Centerton, Arkansas
   Hartford, Wisconsin

   The Manager will direct the shipment of the Company's equipment to the most appropriate refurbishment facility based upon proximity and availability. The Manager may expand its network of refurbishment contractors and the locations where equipment can be refurbished.

3. Typical refurbishment of a forklift consists of servicing, paint, new parts (as required) and new tires (as required).

4. If the equipment purchased already has been refurbished at the time of purchase, the Manager will immediately commence remarketing efforts. The Manager will not withdraw a Refurbishment Advance from the Dedicated Bank Account if the equipment has already been refurbished.

Re-Marketing of Pre-Owned Equipment

1. The time for refurbishment and re-marketing of a typical piece of equipment averages two to three weeks from the date that the equipment is purchased. When the equipment has been refurbished, the Manager will re-market it through its ongoing sales program, including its web site and e-mail newsletter. The Manager expects that the Company will hold each piece of equipment (from the purchase date through the date of re-sale) for approximately four months, on average.

2. Once a third-party buyer for the equipment is found, the Manager will contract to re-sell the equipment to such third-party buyer. All sales of equipment will be concluded at prices and on terms agreed to by the Manager with third party buyers. Such decisions shall be made by the Manager, in its sole discretion.

Return of Capital and Profit Sharing on Pre-Owned Equipment

1. Upon conclusion of the sale of the equipment, the Manager will deposit in the Company's Dedicated Bank Account an amount equal to (a) a return of the Original Purchase Price and Refurbishment Advance (if any), plus (b) the Company's allocation of 40% of the Profit derived from the transaction. In the event that, notwithstanding the best efforts of the Manager, the equipment sells at a price that is less than the Original Purchase Price plus the actual cost of refurbishment, the Company will suffer a loss on the equipment transaction and the Manager will not make any profit.

2. In each case, "Profit" on a piece of equipment shall consist of: the gross sale price of the equipment to a third-party buyer <u>less</u> (a) the aggregate Original Purchase Price, plus (b) the actual cost of refurbishment (if any), plus (c) any direct costs of the sale transaction such as shipping and third-party commissions paid in connection with the sale (if applicable). For clarity, if the actual cost of refurbishment is more or less than the amount of the Refurbishment Advance from investors, the Company will use such actual cost for purposes of calculating "Profit." If the amount of the Refurbishment Advance exceeds the actual cost of refurbishment, the Company will be refunded the difference to the Company. Expenses of the transaction shall <u>not</u> include general operating overhead of the Manager.

An example of an expected pre-owned equipment transaction is as follows.

- The Manager identifies a package of pre-owned equipment or an individual piece of pre-owned equipment offered by a third party seller.
- The Manager evaluates the equipment and negotiates a price.
- The Manager arranges for the Company to purchase the equipment using funds in the Dedicated Bank Account.
- The Manager draws the Original Purchase Price and the Refurbishment Advance from the Dedicated Bank Account.
- Upon purchase, the Manager arranges for the equipment to be shipped to the closest refurbishing vendor, or the refurbishing vendor with the most capacity at that time.
- An assessment of the equipment is made at the refurbishing site by the refurbishing contractor together with the Manager. If equipment is not reasonably close to being in the condition that was represented by the seller, the equipment may be returned to the seller and the transaction unwound.
- The extent of needed refurbishment is determined and refurbishing is then authorized by the Manager and undertaken by the contractor.
- At such time as the equipment is refurbished and ready to be re-sold, the equipment is included in the Manager's re-marketing program, which includes the Manager's web site, its e-mail newsletter and other advertising channels.
- Once a buyer is found, the Manager will use its best efforts to negotiate a favorable re-sale price for the equipment.
- Upon reaching an agreement for the sale of the equipment with a third-party buyer, the Company will sell the equipment to the third-party buyer on terms negotiated by the Manager. The Manager will arrange for the equipment to be shipped to the buyer as part of the transaction with the cost being treated as a transaction expense that is netted from the gross proceeds of the sale.
- The Manager looks for the most cost-effective transportation available.
- Upon consummation of the sale, the Company determines the amount of the Profit. Funds are deposited in the Dedicated Bank Account in an amount equal to: (a) the Original Purchase Price and the actual refurbishment cost (which constitutes a return of the Company's capital), and (b) an allocation of 40% of the Profit.
- The Manager only makes money on transactions where the Company makes money. The Company does not pay any fees or general overhead reimbursement to the Manager.

New Inventory

1. The Company may purchase new industrial lift equipment at wholesale from a manufacturer in China. Such lift equipment may include telescope lift equipment, forklifts, boom lifts, scissors lifts and push around lifts.

2. The Manager markets this new equipment under the name, Cobra Lift Truck® (sometimes referred to herein as "Cobra"). When the manager markets the Cobra equipment, it does so using Cobra Lift Truck® as a "d/b/a." The equipment bears the Cobra brand name and logo.

3. The Manager will withdraw from the Company's Dedicated Bank Account the amount of the purchase price of the equipment, which will include the cost of shipping, handling, insurance, taxes or other fees associated with the purchase and transportation of the equipment from China. This cost, in the aggregate, is referred to in the case of new Cobra equipment as the "Original Purchase Price."

4. No Refurbishment Advance will be collected in connection with the new Cobra® equipment.

Marketing of New Equipment

1. The Manager will market the new equipment through its ongoing sales program, including its web site and e-mail newsletter. We expect that sale of new equipment should occur three weeks to four months after the equipment is posted as being for sale in the Cobra marketing channels.

2. The Manager expects to mark up the new equipment by 10% to 30% of the Original Purchase Price, depending on the type of equipment and market factors. This estimate of the mark-up is based solely on the experience of the Manager and represents an estimate of what the market for new equipment will bear. The Manager intends to price the Cobra® equipment aggressively and to compete against more established brands on the basis of price. There is no assurance as to the mark-up margins that will be achieved.

3. Once a third-party buyer for the equipment is found, the Manager will arrange for the Company to re-sell the equipment to such third-party buyer.

Return of Capital and Profit Sharing on New Equipment

1. Upon conclusion of the sale of your equipment, the Company will deposit in the Company's Dedicated Bank Account an amount equal to (a) the Original Purchase Price, plus (b) of 40% of the Profit derived from the transaction.

2. In each case, "Profit" on a piece of equipment shall consist of: the gross sale price of the equipment by the Company to a third-party buyer less (a) the Original Purchase Price and (b) any direct costs of the sale of an individual piece of equipment to a third-party buyer including shipping, insurance during transport, third party commissions and freight commission paid in connection with the sale of the equipment. "Profit" shall not include any commission to the Manager or general operating overhead of the Manager.

3. In the event that equipment is ultimately sold at a loss (ie: less than the Original Purchase Price), the Company will suffer a loss. The Manager would deposit in the Company's Dedicated Bank Account the net proceeds of the sale and would not receive any compensation.

An example of an expected new equipment transaction is as follows.

- The Manager orders new equipment on behalf of the Company from its manufacturer in China. Alternatively, a third party customer of the Manager orders lift equipment to be custom manufactured and sold by the Manager.

- The Manager withdraws from the Company's Dedicated Bank Account the amount of the Original Purchase Price.

- The equipment is shipped to the United States and warehoused in a contractor's facility or in the Manager's warehouse in Clarence, New York.

- The equipment is included in the Manager's Cobra marketing program, which includes the Cobra web sites, e-mail newsletter and other advertising channels.

- Once a buyer is found, the Manager will undertake to reach an agreement for the sale of the equipment to the party buyer at a mark-up from the Original Purchase Price.

- Upon reaching an agreement for the sale of the equipment, the Manager will arrange for the equipment to be shipped to the buyer as part of the transaction. This cost, together with insurance, handling and freight brokerage commissions (if any) is netted from the gross proceeds of the sale as a transaction cost.

- The Manager looks for the most cost-effective transportation available, typically by identifying return haul trucks with capacity.

- Upon consummation of the sale, the Manager will determine the amount of the Profit. The Manager will then deposit in the Company's Dedicated Bank Account in an amount equal to: (a) the Original Purchase Price, and (b) 40% of the Profit.

Compensation to the Manager

The Manager will receive 60% of Profits upon a completed sale of each piece of equipment owned by the Company. The Manager will not be paid any fees or commissions by the Company. The Manager will not asses any of its general operating overhead or cost of doing business from the Company. The Manager will cover all of its own operating expenses, including its equipment marketing channels and sales staff, from its allocation of Profits from completed sales of equipment. The Manager is compensated only when the Company is making a profit.

Summary of the Operating Agreement of the Company

Included with this Memorandum as Exhibit 2.2 is the Operating Agreement of the Company (the "Operating Agreement"). By executing the Subscription Agreement for Units, investors are also executing the Operating Agreement.

Subject to certain limitations set forth in the Operating Agreement, the Manager will have the right and power to run all of the day to day and other affairs of the Company, with the power to bind it in equipment transactions. The Manager will identify and select all of the Company's equipment and make decisions as the refurbishment of the Company's pre-owned equipment. The Manager is authorized to execute any and all documents on behalf of the Company that are necessary or appropriate in connection with the operation of the Company's business. The Manager is not required to devote its full time to the business and affairs of the Company, but shall devote such time as is reasonably necessary to perform its duties under the Operating Agreement and to manage and operate the Company's assets and conduct its business.

The Manager has authority, in its sole discretion, to issue additional Units of Membership interest in future offerings by the Company. The Manager shall not issue Units for consideration of less than the price per Unit in this offering ($1,000 per Unit).

Any records maintained by the Company or the Manager on behalf of the Company in the regular course of business may be kept in electronic form, provided that the records so kept can be converted into clearly legible written form within a reasonable period of time. The records of the Company and the Manager, when acting on behalf of the Company, may be inspected during normal business hours at the offices of the Manager not more than one per year by Unit holders or their representatives.

The Manager is authorized to sell all or substantially all of the assets of the Company at any time and from time to time without any prior approval of the Unit holders. In addition, the Manager is authorized to terminate the business of the Company and wind up its operations at any time in its sole discretion. In such event, all equipment of the Company will be liquidated and the assets of the Company distributed to the Unit holders based upon their Unit holdings.

The Company believes that a premise of any Member's investment in Units is that the Manager possesses unique and valuable acumen in the business of buying and selling lift equipment. Consequently, the Manager may not be removed by the Members unless such action for removal is specifically granted by an unwaivable provision of Delaware Law.

Tax Considerations

The Company will be treated as a partnership for tax purposes. As a result, the Company will not, itself, pay income tax. Instead, the Company's income is deemed to be passed through to the Unit holders. With respect to Unit Holders who elect to have their distributions reinvested (rather than receive them in cash) the Company reserves the option (but is not obligated) in the discretion of the Manager to distribute to those Unit Holders a "tax distribution" to cover (or partially cover) the taxes attributable to taxable income from the Company. There is no assurance that the Company (a) will make a tax distribution or (b) will have adequate cash reserves available for a tax distribution of any fiscal year of operations.

The Unit holders will receive a statement on Form K-1 each year showing, among other things, the taxable income received from the Company.

The Manager will act as the Company's tax partner and is authorized to represent and bind the Company before taxing authorities.

Duration of the Offering

This offering will terminate on July 31, 2015, unless extended in the discretion of the Manager.

Item 6. Description of the Manager

The Manager's History and Overview

The Manager is a New York limited liability company and is the sole manager of the Company. No interest in the Manager is offered hereby. The Manager will have sole discretion and authority on behalf of the Company to identify new and pre-owned lift equipment, purchase the equipment, refurbish the equipment (if applicable) and remarket the equipment. Subject to certain limitations set forth in the Operating Agreement, the Manager will have the right and power to run the day to day and other affairs of the Company, with the power to bind it.

The Manager has over five years of experience in the business of buying and selling pre-owned lift equipment. The Manager has no refurbishment facilities of its own and equipment is warehoused with third-party refurbishers until it is re-sold.

The Manager sometimes does business as "Cobra Lift Equipment." The Manager contracts with a supplier located in China to manufacture its new equipment inventory under its house brand "Cobra Lift Truck®." The Cobra lifts are based on a non-proprietary designs utilizing engines manufactured by globally recognized manufacturers such as GM, Toyota, Deutz and Isuzu. The Manager, through its Cobra brand, is seeking to establish itself as a supplier of a broad range of new lift equipment. Equipment will be sold from inventory warehoused with the Manager's third-party refurbishers, or can be custom ordered with delivery possible in a three-week to four-month timeframe, depending upon the equipment.

Industry Overview

A "forklift" or "forklift truck" is a powered industrial truck used to lift and move heavy materials over short distances. A forklift has a hydraulic lifting mechanism and forks to carry, push, pull, lift, stack or tier material. Industrial lift equipment can be found in many industries and business sectors, including manufacturing, rentals, warehousing and distributing firms, retail stores, agriculture, aviation, oil and gas, and private use. Second-hand and refurbished lift equipment is generally purchased by businesses anticipating occasional or seasonal use, at a lower duty cycle, whereas a businesses anticipating near constant use requiring a significant amount of uptime are more likely to purchase new equipment. While demand for industrial lift equipment depends on the general economic conditions of the markets the Company serves, we anticipate an increase in demand, both domestically and internationally, in the years to come.

In 2013, the top twenty manufacturers of forklifts posted sales of $30.4 billion with 944,405 machines sold. (Bond, Josh (August 1, 2013) "Top 20 Lift Truck Suppliers, 2013" - Modern Materials Handling). The total U.S. forklift market in 2013 is estimated to have been approximately $33 billion. ("Forklift & Handling Equipment Industry Report". Pell Research. - http://www.pellresearch.com/forklift-conveyor-material-handling-equipment-manufacturing/).

The following table is provided my Modern Materials Handling at the website at http://www.mmh.com/article/top_20_lift_truck_suppliers_2013. The table shows the top 20 suppliers of forklifts in 2013.

Top 20 industrial lift truck suppliers

Rank	Company	2011 Rank	2011 Revenue	2012 Revenue*	North American brands	World headquarters
1	Toyota Industries Corp.	1	$5.9 billion	$6.877 billion	Toyota, Raymond	Aichi, Japan
2	Kion Group	2	$5.6 billion	$6.25 billion	Linde	Wiesbaden, Germany
3	Jungheinrich AG	3	$2.738 billion	$2.864 billion	Sold in NA by MCFA	Hamburg, Germany
4	Hyster-Yale Materials Handling	4	$2.5 billion	$2.469 billion	Hyster, Yale	Cleveland, Ohio
5	Crown Equipment Corp.	5	$2.1 billion	$2.2 billion	Crown, Hamech	New Bremen, Ohio
6	UniCarriers Americas Corp.	8	$1 billion	$1.9 billion	Nissan, TCM, Barrett, Atlet, UniCarriers	Tokyo, Japan
7	Komatsu Utility Co.	7	$1.1 billion	$1.4 billion	Komatsu, Tusk	Tokyo, Japan
8	Mitsubishi Caterpillar Forklift	6	$1.464 billion	$1.355 billion	Mitsubishi, CAT, Jungheinrich (NA only)	Sagamihara, Japan
9	Anhui Forklift Truck Group Corp.	8	$1.01 billion	$976 million	Heli	Hefei, Anhui, China
10	Nippon Yusoki Co.	10	$879 million	$962 million	Not available in North America	Kyoto, Japan
11	Hangcha Group Co.	14	$860 million	$831 million	HC, Hangcha	Hangzhou, China
12	Clark Material Handling	12	$677 million	$681 million	Clark	Seoul, South Korea
13	Doosan Industrial Vehicle	13	$532 million	$650 million	Doosan	Seoul, South Korea
14	Hyundai Heavy Industries	15	$321 million	$442 million	Hyundai	Ulsan, South Korea
15	Tailift	16	$152 million	$166 million**	Tailift, World-Lift	Taichung, Taiwan
16	Combilift	17	$125 million	$144 million	Combilift	Monaghan, Ireland
17	Hubtex	18	$91 million	$99 million**	Hubtex	Fulda, Germany
18	Hytsu	N/A	$69 million***	$75 million**	Hytsu	Shanghai, China
19	Godrej & Boyce Manufacturing	19	$64 million	$70 million**	Not available in North America	Mumbai, India
20	Paletrans Equipment	20	$58 million	$63 million**	Paletrans	Cravinhos, Brazil

Competitive Advantages of the Manager and the Company

Integral to the Manager's business strategy is its commitment to keeping transaction and overhead costs down. These savings in overhead and operating costs enable the Manager to compete effectively on behalf of the Company.

As an example, by using third parties to refurbish and warehouse used equipment, the Manager is able to control costs associated with inventory storage, labor, parts, and maintenance and dedicate a significant portion of its operating budget to marketing. The Manager spends over $60,000 monthly on advertising equipment using the following outlets: the Manager's website, the Cobra Lift Truck® website, trade journals, other equipment dealers and the Manager's weekly newsletter.

Cobra Lift Truck®, the Company's house brand of new lift equipment, is manufactured in China using industry standard engines combined with a non-proprietary design. This allows the Manager to keep prices for new equipment low without sacrificing quality or reliability.

Typical Costs Associated with Equipment

The purchase price expected to be paid by the Company for pre-owned equipment generally will range from $7,000 to $75,000 and is dependent on the specific type of equipment bought. The reconditioning process varies based on the need of a specific piece of equipment. Typical refurbishment of a forklift consists of servicing, paint, new parts (as required) and new tires (as required). Reconditioning the equipment is expected to cost from $3,000 to $7,000, and the equipment is expected to be re-sold for prices ranging from $15,000 to $150,000.

The Manager anticipates that approximately 10% of the Company's total business (new and second-hand equipment together) will consist of new equipment to be marketed under the Cobra Lift Truck® brand. The Manager has no prior history in the wholesale purchase and sale of privately manufactured new equipment.

Intellectual Property of the Manager

The Cobra Lift Truck® brand is owned by the Manager. The Manager has no patent protection on the designs of lift equipment manufactured for the Cobra Lift Truck® brand. The Manager owns the registration for the "Cobra Lift Truck®" trademark.

Item 7. Description of Property

Description of Equipment to be Bought and Sold

The Company will transact in the following types of industrial lift equipment.

Forklifts	A "forklift" or "forklift truck" is a powered industrial truck used to lift and move heavy materials over short distances. A forklift has a hydraulic lifting mechanism and forks to carry, push, pull, lift, stack or tier material. Industrial lift equipment can be found in many industries and business sectors, including manufacturing, rentals, warehousing and distributing firms, retail stores, agriculture, aviation, oil and gas, and private use.
Boom lifts	An elevated work platform (also known as a "cherry picker," "boom lift," "man lift," "basket crane" or "hydraladder") is a type of aerial work platform that consists of a platform or bucket at the end of a hydraulic lifting system.
Telehandlers	A machine (Sometimes referred to as a "telescopic handler," or "telehandler") widely used in agriculture and industry. It is similar in appearance and function to a forklift but is more a crane than forklift, with the increased versatility of a single telescopic boom that can extend forwards and upwards from the vehicle. On the end of the boom the operator can fit one of several attachments, such as a bucket, pallet forks, muck grab, or winch.
Scissor lifts	A scissor lift is a type of platform that can usually only move vertically. The mechanism to achieve this is the use of linked, folding supports in a criss-cross "X" pattern, known as a scissor mechanism. The upward motion is achieved by the application of pressure to the outside of the lowest set of supports, elongating the crossing pattern, and propelling the work platform vertically. The platform may also have an extending "bridge" to allow closer access to the work area, because of the inherent limits of vertical-only movement. The contraction of the scissor action can be hydraulic, pneumatic or mechanical. Depending on the power system employed on the lift, it may require no power to enter "descent" mode, but rather a simple release of hydraulic or pneumatic pressure.

Warehousing of Equipment

The Manager will contract on behalf of the Company with eleven (11) third-party refurbishment contractors to handle equipment. They are located in:

Angola, Indiana
Gallatin, Tennessee
Batavia, New York
Port St. Lucie, Florida
Mulberry, Florida
Rockdale, Illinois
West Chicago, Illinois

Lancaster, South Carolina
Blacksburg, South Carolina
Centerton, Arkansas
Hartford, Wisconsin

Other refurbishment contractors may be added or substituted in place of an existing contractor. The Manager may expand its network of refurbishment contractors and the locations where equipment can be refurbished.

The Manager will direct the shipment of the Company's equipment to the most appropriate refurbishment facility based upon proximity and availability. The Company anticipates that new inventory will also be housed with our refurbishment contractors prior to re-sale to third party customers.

Item 8. Directors, Officers and Significant Employees

Arcangelo Capozzolo. Arcangelo Capozzolo is the President of the Company, and the sole member and manager of the Manager. Mr. Capozzolo founded the Manager in 2008 and has been directly involved in all aspects of the business, including the buying and selling of heavy lift equipment. Mr. Capozzolo also founded Mac Transportation & Tours LLC in 2010, a company that owns seven limousines and luxury buses. Prior to founding the Company, and Mac Transportation & Tours LLC, Mr. Capozzolo founded Freedom LLC in 2003, which manufactures and markets a line of proprietary skin care products. Mr. Capozzolo's business philosophy is to provide quality products and services at a fair price and backed by outstanding customer services and accessibility to his clients and business partners. Mr. Capozzolo is 39 years old.

Philip Sciolino. Philip Sciolino is a Vice President of the Company, and is a Vice President of the Manager. His principal responsibilities include the management of Program Agreements and support for equipment transactions. Prior to joining the Company in 2013, Mr. Sciolino had more than 15 years of sales, merchandising, marketing and management experience. From 2003 to 2013, Mr. Sciolino was a Vice President of Food Channel Development with Lifetime Brands, Inc. a leading distributor of nationally branded kitchenware, home décor and lifestyle products. From 2000 to 2003, Mr. Sciolino was a Merchandiser for Tops Markets Inc. While with Tops Markets, Mr. Sciolino promoted and selected new grocery products for the company's 150 supermarkets and managed retail product categories, negotiated contracts, analyzed product trends and managed corporate budgets and goals associated with a $250 million sales budget. Mr. Sciolino a Bachelor of Science in Business Marketing as well as a Minor in Sales from Daemon College. He is also a volunteer for a Cub Scout Pack and a baseball and basketball coach. Mr. Sciolino is 44 years old.

Item 9. Remuneration of Directors and Officers

The Company will not compensate any individuals. The persons performing services for the Company are employed by the Manager and are compensated by the Manager. The Manager has, and will have going forward, other business operations involving the purchase and sale of lift equipment.

Compensation of officers and the member of the Manager varies from year to year based upon the operating profits of the Manager. For the fiscal year ended December 31, 2013, Mr. Capozzolo received approximately $616,000 in compensation from the Manager consisting of a distribution of profits and Mr. Sciolino received approximately $48,192 in compensation from the Manager consisting of monthly compensation and bonus. For the fiscal year ended December 31, 2014, Mr. Capozzolo received approximately $650,000 in compensation from the Manager consisting of a distribution of profits and Mr. Sciolino received approximately $78,911 in compensation from the Manager consisting of monthly compensation and bonus.

Item 10. Security Ownership of Management and Certain Security Holders

Arcangelo Capozzolo, the President of the Company and the president of its Manager, became the sole member of the Company for purposes of organizing the Company as a legal entity, adopting its Operating Agreement and authorizing this offering. As of the date that the first investor is admitted as a Member of the Company, Mr. Capozzolo will withdraw as a Member and will have not equity interest in the Company. He will continue as its President and as the President of its Manager.

Item 11. Interest of Management and Others in Certain Transactions

As the sole member of the Manager, Mr. Capozzolo may be deemed to have an interest in all transactions undertaken by the Company.

Item 12. Securities Being Offered

The Company is offering Units of membership interest to investors. No interest in the Manager or of its affiliates is offered hereby.

Part F/S

(1) Financial Statements of Buffalo Forklift Holdings, LLC as of December 10, 2014

(2) Financial Statements of Businesses Acquired or to be Acquired
Not applicable.

(3) Pro Forma Financial information
Not applicable.

Balance Sheet
December 10, 2014
(Unaudited)

Assets	
Current assets	
Cash	$ 10,000
Liabilities and Member's Equity	
Member's equity	$ 10,000

Statement of Income and Member's Equity
For the Period from Inception (November 13, 2014) to December 10, 2014
(Unaudited)

Revenue	$ -
Cost of earned revenue	-
Gross profit	-
Selling, general and administrative expenses	-
Net income	-
Member's equity - beginning of year	-
Member contribution	10,000
Member's equity - end of year	$ 10,000

Statement of Cash Flows
For the Period from Inception (November 13, 2014) to December 10, 2014
(Unaudited)

Cash flows from financing activities		
Member contribution	$	10,000
Net increase in cash		10,000
Cash - beginning of period		-
Cash - end of period	$	10,000

1. Summary of Significant Accounting Policies

Nature of Operations
Buffalo Forklift Holdings, LLC (the Company) is engaged in the sale of new and pre-owned industrial lift equipment. The Company was formed on November 13, 2014.

General
The Company operates as a Delaware Limited Liability Company (LLC) and its member has limited personal liability for the obligations or debts of the Company.

Unaudited
The Company's financial statements have not been audited.

GAAP
The Company's financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in the United States.

Basis of Accounting
The Company's policy is to prepare its financial statements on the accrual basis of accounting. An accrual basis financial statement gives effect to all revenue billed but not collected, expenses incurred but not yet paid, and expenses prepaid but not yet incurred.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Accounts Receivable
Accounts receivable are carried at their estimated collectible amounts. Receivables deemed uncollectible are charged directly to expense. Accounts receivable do not bear interest, although a finance charge may be applied to such receivables that are past due.

Inventory
Inventory consists of new or pre-owned industrial lift equipment and is reported at the lower of cost (first-in, first-out basis) or market.

Revenue Recognition
Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured.

For used equipment sales, the Company purchases second-hand industrial lift equipment that it believes can be refurbished and re-sold at a profit. Such lift equipment may include telescope lift equipment, forklifts, boom lifts, scissor lifts and push around lifts. The Company will arrange for the refurbishment of the purchased lift equipment by a third party refurbishment contractor. Once the lift equipment is refurbished, buyers are identified and the lift equipment is sold. The selling price for each piece of refurbished equipment is unique to that particular piece of equipment. All lift equipment sales are final and cannot be returned or exchanged.

For new equipment sales, the Company will purchase all of its new industrial lift equipment from one wholesale company. Such lift equipment may include telescope lift equipment, forklifts, boom lifts, scissor lifts and push around lifts. This equipment is marketed and sold to third parties under the d/b/a name Cobra Lift Equipment. The selling price for each piece of equipment is unique to that particular piece of equipment. All lift equipment sales are final and cannot be returned or exchanged.

Taxes Collected from Customers
The Company presents revenue net of sales, use, and excise taxes collected from customers.

1. Summary of Significant Accounting Policies (Continued)

Shipping and Handling
The Company's policy is to classify shipping and handling costs as part of the cost of earned revenue in the statement of income and member's equity.

Advertising
Advertising costs are expensed as incurred.

Income Taxes
As a limited liability company, the Company's taxable income or loss is allocated to its member in accordance with their respective percentage ownership. Therefore, no provision or liability for income tax is has been included in the financial statements.

Subsequent Events
The Company has evaluated for subsequent events through February 26, 2015.

Adjustments
"It is the opinion of management that all adjustments necessary for a fair statement of results for the interim period have been included. Any adjustments so included are of a normal, recurring nature."

2. Member's Equity

Member units are redeemable at $1,000 per unit. Holders of units may request that the Company redeem their units as of June 30 or December 31 of each year (each a "Redemption Date" and together the "Redemption Dates"). Upon redemption, the Company shall pay to the holder of the units the amount of the original purchase price for the units ($1,000) times the number of units redeemed. Partial redemption of units is permitted. The Company reserves the right to deny or defer a unit redemption to the next Redemption Date in the event that it is unable to reasonably liquidate equipment or otherwise reserve sufficient cash to fund all unit redemptions.

3. Related Party Transactions

The Company has entered into an equipment agreement with a related party whereby the related party shall identify and manage both the purchase and sale of new and pre-owned equipment on behalf of the Company.

Under the terms of this agreement, the related party shall be entitled to 60 percent of the profit earned on the sale of such equipment. No such transactions occurred between November 13, 2014 and December 10, 2014.

4. Concentrations of Risk

The Company maintains cash balances in a commercial bank. The total cash balance with the bank is insured up to the limits established by the Federal Deposit Insurance Corporation (FDIC).

The Company purchases all of its new lift equipment for resale from one wholesale company.

PART III-EXHIBITS

Item 1. Index to Exhibits

See Part III-Item 2. "Description of Exhibits," below.

Item 2. Description of Exhibits

Exhibit No.		Description
2.1		Certificate of Formation of Buffalo Forklift Holdings, LLC (filed as an exhibit to the Issuer's Offering Statement on Form 1-A filed on December 18, 2014)
2.2		Operating Agreement of Buffalo Forklift Holdings, LLC
4.1		Equipment Agreement between Buffalo Forklift Holdings, LLC and Buffalo Forklift, LLC
4.2		Subscription Agreement
10.1		Consent of Kavinoky Cook LLP (contained in Exhibit 11.1)
11.1		Opinion of Kavinoky Cook LLP

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buffalo, State of New York, on February 26, 2015.

BUFFALO FORKLIFT HOLDINGS, LLC

By: BUFFALO FORKLIFT, LLC
Its Manager

By: ______________________
Arcangelo Capozzolo, Sole Manager

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

NAME	TITLE	DATE
Arcangelo Capozzolo	President	February 26, 2015
Philip Sciolino	Vice President	February 26, 2015

LIMITED LIABILITY COMPANY AGREEMENT

Of the members of

BUFFALO FORKLIFT HOLDINGS, LLC

a Delaware limited liability company

Dated: November 14, 2014

TABLE OF CONTENTS

LIMITED LIABILITY COMPANY AGREEMENT

Of the members of

BUFFALO FORKLIFT HOLDINGS, LLC
(a Delaware limited liability company)

THIS LIMITED LIABILITY COMPANY AGREEMENT (this "Agreement") is made and entered into, effective as of the 14th day of November, 2014, by and among the persons listed on Schedule A attached hereto under the caption "Members" (the "Member" or the "Members") and Buffalo Forklift LLC (the "Company"), a New York limited liability company.

WITNESSETH:

WHEREAS, the Members, acting through an authorized person, formed the Company in Delaware by the filing of a Certificate of Formation on November 13, 2014;

WHEREAS, this Agreement shall govern the affairs of the Company and the conduct of the Company's business;

WHEREAS, the Members intend this Agreement to be a "limited liability company agreement" of the Company, within the meaning of Section 18-101 of the Delaware Limited Liability Company Act (the "Delaware Act"); and

WHEREAS, the terms, "Member" and "Members," include the person or persons listed in Schedule A hereto and any additional persons who are admitted as members of the Company in the future as Units of membership interest in the Company ("Units") are offered and sold to investors;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties hereto agree as follows:

1. Definitions.

Certain capitalized words and phrases used in this Agreement shall have the meanings set forth in Exhibit 1 attached hereto and incorporated herein by reference.

2. Organization of the Company.

2.1 Articles of Organization.

On November 13, 2014, the Members organized the Company through the execution and filing, by an authorized person (the "Authorized Person"), of a Certificate of Formation with the Secretary of State of the State of Delaware in accordance with and pursuant to the Delaware Act. The Members and the Company acknowledge the resignation of the Authorized Person, and the assignment by the Authorized Person to the Members of all his/her right, title and interest, if any, as an authorized person of the Company. The Members and the Company hereby agree to assume all duties and responsibilities in connection therewith, and to indemnify and hold harmless the Authorized Person from and against any and all liability of any kind whatsoever that the Authorized Person may incur or suffer as a result of being the initial authorized person of the Company. The Authorized Person shall be a third party beneficiary of the provisions of this Section of the Agreement.

2.2 Agreement.

This Agreement shall constitute a "limited liability company agreement" of the Company, within the meaning of Section 18-101 of the Delaware Act.

2.3 Admission of Members.

This Agreement acknowledges that certain Members were admitted as members of the Company upon the formation of the Company and other Members shall be admitted from time to time upon their investment in Units.

2.4 Name.

The name of the Company is "Buffalo Forklift Holdings, LLC."

2.5 Principal Place of Business.

The principal place of business of the Company shall be located at such address as shall be determined from time to time by the Manager.

2.6 Statutory Agent.

The name and address for service of process in Delaware initially shall be c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808 and in the future such other address as the Company may appoint from time to time in accordance with the Delaware Act. The name and address in New York shall be Buffalo Forklift Holdings, LLC, 4624 Goodrich Road Clarence, New York 14031.

2.7 Term.

The term of the Company commenced on the date of filing of the Certificate of Formation of the Company with the Secretary of State of the State of Delaware and shall continue until terminated in accordance with the terms of Section 11 of this Agreement.

3. Purposes and Powers of the Company

3.1 Purposes.

The purposes of the Company are to buy and sell pre-owned and new left equipment ("Equipment") sourced by the Manager and any and all businesses or activities for which limited liability companies may be organized under the Delaware Act.

3.2 Powers.

The Company shall possess and may exercise all the powers and privileges granted under law and granted under this Agreement, together with any powers incidental thereto. Without limiting the generality of the forgoing, the Company shall possess and may exercise such powers and privileges as are necessary or convenient to the conduct, promotion or attainment of the business, purposes or activities of the Company.

4. Names and Addresses of Members.

The names and addresses of the Members are as set forth on Schedule A attached to this Agreement and incorporated herein by reference, as such Schedule A may be amended from time to time to reflect the withdrawal and admission of Members.

5. Management of the Company.

5.1 Manager.

Subject to Section 6 hereof, the management of the Company shall be vested in Buffalo Forklift LLC, a New York limited liability company (the "Manager"). The Manager may not be removed.

5.2 Resignation.

The Manager of the Company may not resign. The Manager may only terminate its service as the sole manager of the Company by winding-up and liquidating the Company as provided in Section 11 hereof.

5.3 Fiduciary Relationship.

At all times the Manager will have a fiduciary relationship to the Company and to each Member. In performing its duties under this Agreement, the Manager shall act in good faith and on a fair dealing basis with the Company and each of the Members.

5.4 Decisions of the Manager.

Decisions of the Manager shall be made in the sole discretion of the Manager and shall be binding upon the Company and its Members.

5.5 Authority of the Manager.

The Manager shall direct, manage and control all aspects of the business of the Company. Except for situations in which the approval of the Members is expressly required by this Agreement or by nonwaivable provisions of the Delaware Act, the Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and assets of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business and its relationship with its Members.

5.6 No Right to Remove Manager.

The Members shall not have any right to remove the Manager.

5.7 Specific Powers of the Manager.

Without in any way intending to limit the powers of the Manager, the Manager shall have the right, power and authority, in its sole and absolute discretion, on behalf of the Company, to do the following:

5.7.1 buy and sell Equipment on behalf of the Company, in its sole and absolute discretion, and designate, delegate to, or appoint any other person or contractor to, refurbish equipment;

5.7.2 do any act or execute any agreement of any nature necessary to pursue the business of the Company in accordance with the provisions of this Agreement;

5.7.3 acquire and enter into any contract of insurance that the Manager deems necessary or appropriate for the protection of the Company and the Manager or for any purpose convenient or beneficial to the Company;

5.7.4 establish a dedicated bank account in the name of the Company that is controlled by the Manager;

5.7.5 enter into an Equipment Agreement between the Company and the Manager and amend such Equipment Agreement to the extent mutually beneficial to the Company and the Manager;

5.7.6 cause the Company to make or revoke any election under the Internal Revenue Code of 1986, as amended (the "Code"), but not including an election for the Company to be treated as an association taxable as a corporation;

5.7.7 select as its accounting year the period ending December 31 or such other Fiscal Year as is permitted by the Internal Revenue Service ("IRS");

5.7.8 engage accountants, attorneys, or other consultants and/or advisors;

5.7.9 amend this Agreement, and the Company's Certificate of Formation, if required, without the consent or other approval of the Members, to: (i) reflect additional Members and substitute Members or to remove Members who no longer hold Units; (ii) reflect the reduction or increase of Capital Accounts upon the return of capital to Members or the making of additional capital contributions as Units are purchased; (iii) reflect increases or decreases in the value of the Units; (iv) reflect ministerial changes and to make changes required by law and by regulatory bodies; (v) reflect a change in the name of the Company; (vi) make a change that is necessary or, in the opinion of the Manager, advisable to qualify the Company as a limited liability company under the laws of any state or foreign jurisdiction in which the Company conducts or plans to conduct business, or ensure that the Company will not be classified as an association taxable as a corporation or treated as a publicly traded partnership taxable as a corporation for federal tax purposes; (vii) make a change that does not adversely affect the Members in any material respect; (viii) make a change that is necessary or desirable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state statute, so long as such change is made in a manner that minimizes any adverse effect on the Members; (ix) make a change that is required or contemplated by this Agreement; (x) make a change in any provision of this Agreement that requires any action to be taken by or on behalf of the Manager or the Company pursuant to applicable Delaware law if the provisions of applicable Delaware law are amended, modified or revoked or prove to be at odds with the provisions of this Agreement; (xi) make any other amendments similar to the foregoing; and (xii) reflect such other matters as are provided in this Agreement. Each Member, however, must consent to any amendment that would (a) reduce his/her/its Capital Account or his/her/its rights of contribution or redemption of Units or (b) amend the provisions of this Agreement relating to amendments;

5.7.10 prepare, or cause to be prepared, and to execute, acknowledge and deliver any and all documents or instruments to effectuate the business of the Company, including, but not limited to, annual and/or interim reports;

5.7.11 establish such reserves as the Manager, in its sole but reasonable discretion, deems appropriate to pay current and future, definite, contingent and possible obligations of the Company, including redemption of Units;

5.7.12 market and cause the Company to sell Units to investors from time to time and to cause the Company to accept capital contributions from the offering of Units and admit persons who purchase Units as Members from time to time;

5.7.13 cause the company to redeem Units as provided herein and to accept, on behalf of the Company, the withdrawal of Members who cause the redemption of all of their Units; and

5.7.14 deny or postpone the redemption of Units or reduce the number or portion of Units to be redeemed by one or more requesting Members if such redemption would harm or impair the Company or its ability to deliver adequate returns to remaining

Members or because such redemption is not feasible due to lack of liquidity in light of the Company's operating obligations.

6. Rights and Powers of the Members.

6.1. No Commitments.

No Member (except the Manager if the Manger is a Member) shall, in the name of or on behalf of the Company, sign or execute any contract, instrument or document, perform any other act, engage in any transaction, purport to act for or commit or bind the Company to any act, contract, instrument or document, or purport to incur any debt.

6.2 Actions Requiring the Approval of a Three-Quarters-in-Interest of the Members.

Notwithstanding anything to the contrary contained in this Agreement, any action with respect to the following matters shall require prior approval of a Three-Quarters-in-Interest of the Members:

Any merger or consolidation of the Company with or into any other entity.

6.3 Meetings of the Members.

Any Member may call a meeting of the Members upon thirty (30) days notice in writing, which notice shall specify the date, time and purpose or purposes of the meeting. Members holding Three-Quarters-in-Interest of all of the Members shall constitute a quorum of the Members for the transaction of business at any meeting.

6.4 Constructive Consent.

In the event the Manager requires the consent of the Members in order to take action, and written notice of such action is mailed (certified, return receipt requested) to such Members, those Members not affirmatively objecting in writing within 30 calendar days after such notice is mailed shall, in the sole and absolute discretion of the Manager, be deemed to have consented to the proposed action set forth in the Manager's notice.

6.5 Decisions of the Members.

Decisions of the Members, if any, shall be made by those Members holding a Three-Quarters-in-Interest of the Members.

6.6 Issuance of Membership Interests.

New interests in the Company ("Units") may be offered and sold to investors by the Manager from time to time. Persons acceptable to the Manager as purchasers of Units may be admitted as Members in the Company by the Manager without any action by the Members.

6.7 Tax Matters Partner.

To the extent applicable, the Manager or a principal of the Manager shall act as the initial "tax matters partner" for the Company, as that term is defined in, and for all purposes of, Section 6231(a)(7) of the Code.

6.8 Effect of Bankruptcy, Death or Incompetence of a Member.

The bankruptcy of a Member or an adjudication that a Member is incompetent (which term shall include, but not be limited to, insanity), shall not cause the termination or dissolution of the Company and the business of the Company shall continue. If a Member becomes bankrupt, the trustee or receiver of such Member's estate or, if a Member dies, such Member's executor, administrator or trustee, or, if a Member is adjudicated incompetent, such Member's committee, guardian or conservator shall have the rights of such Member for the purposes of settling or managing such Member's estate or property and such power as the bankrupt, deceased or incompetent Member possessed to dispose of all or any part of such Member's Units and to join with any assignee in satisfying conditions precedent to the admission of the assignee as a Member. In the discretion of the Manager, the Company may redeem the Unit(s) of any Member who becomes bankrupt, dies or is adjudicated incompetent.

6.9 Attachment by Creditors.

If a Unit or Units is subjected to attachment by a creditor, or is assigned for the benefit of any creditor, the Unit(s) obtained by such creditor shall be only that of an assignee, and in no event shall such creditor have the rights of a Member. In the discretion of the Manager, the Company may redeem the Unit(s) of any Member whose Units are attached or subject to the lien of creditors.

6.10 Non-Approved Assignee.

If a Member purports to transfer all or a portion of such Member's Unit(s), involuntarily, by operation of law or voluntarily, without the consent of the Manager as required by this Agreement, the transferee or assignee shall be entitled only to receive distributions attributable to the Unit(s) acquired by reason of such transfer from and after the effective date of such transfer, and only upon written notification of same to the Manager. In the discretion of the Manager, the Company may redeem the Unit(s) of any such Member who has purported to assign his/her/its Units without the Consent of the Manager and the proceeds of such redemption may be paid to the purported assignee or to the Member, in the sole and absolute discretion of the Manager, without any recourse to the Company or the Manager whatsoever. For clarity, the Manager shall have no duty to determine the appropriate payee for distributions or redemption payouts where a Unit(s) has been assigned without the prior consent of the Manager.

7. Limitation of Liability; Indemnification.

7.1 Proof of Failure to Standard of Conduct.

The Manager shall not be deemed to have violated any standard of conduct under this Agreement unless such violation is proved, by clear and convincing evidence, in an action brought against the Manager in a court of competent jurisdiction. The termination of any action, suit or proceeding by judgment, order, settlement or upon a plea of *nolo contendere* or its equivalent shall not of itself constitute such proof or create a presumption that the appropriate standard of conduct has been violated.

7.2 Limitation of Liability.

The Manager shall not be liable to the Company or to any Member in damages or otherwise for any action that the Manager takes or fails to take in its capacity as Manager of the Company or under the Equipment Agreement between the Company and the Manager, unless it is proved by clear and convincing evidence in a court of competent jurisdiction that such action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the Company or undertaken with reckless disregard for the best interests of the Company.

7.3 Indemnification of Manager and Indemnified Parties.

The Company agrees to indemnify (A) the Manager and (B) each officer, member and manager of the Manager (each an "indemnified party"), to the fullest extent permitted by law, and to save and hold each indemnified party harmless from, and in respect of, all (1) fees, costs and expenses incurred in connection with or resulting from any claim, action or demand against such indemnified party or the Company that arise out of or in any way relate to the Company, its properties, business or affairs, and (2) such claims, actions and demands, and any losses or damages resulting from such claims, actions and demands, including amounts paid in settlement or compromise (if recommended by attorneys for the Company) of any such claim, action or demand; provided, however, that this indemnification shall apply only so long as the indemnified party has acted in good faith on behalf of the Company, in a manner reasonably believed by it to be within the scope of its authority under this Agreement or the Equipment Agreement and in the best interests of the Company, and only if such action or failure to act did not constitute willful misconduct or fraud.

7.4 No Prohibition Against Other Business Ventures.

The Manager may engage and hold interests in other business ventures of every kind and description for the Manager's own account including, without limitation, (a) other investment entities similar to the Company and (b) the buying and selling or Equipment for the Manager's own account and the accounts of affiliates of the Manager, whether such business ventures are in direct or indirect competition with the Company and whether the Company or any of the Members also has an interest therein.

8. Capital Contributions.

8.1 Generally.

Each Member has made a Capital Contribution in cash to the Company as of the date hereof through the purchase of Units. Except as set forth in Section 8.2, no Member shall be required to make any additional Capital Contributions to the Company, however, any Member may voluntarily make additional capital contributions to the Company, including by electing to have distributions of the Company reinvested such that the Member acquires additional Units in the Company using the proceeds of such reinvestment. In particular, no Member shall be obligated to make any Capital Contribution to restore any deficit balance in such Member's Capital Account. No interest shall be paid on any Capital Contributions.

8.2 Members' Capital Accounts.

8.2.1 A separate Capital Account shall be established and maintained for each Member. As funded and adjusted in accordance with this Agreement, the Capital Accounts of the Members shall reflect the underlying economic arrangements of the Members.

8.2.2 Upon a transfer of all or part of an Interest in accordance with Section 10, the Capital Account of the transferor Member that is attributable to the transferred Interest shall carry over to the transferee thereof.

8.2.3 The determination and maintenance of the Members' Capital Accounts, and any adjustments thereof, shall be made in a manner consistent with tax accounting and other principles set forth in Section 704(b) of the Code and applicable Income Tax Regulations thereunder, as finally determined for federal income tax purposes.

9. Allocation of Profits and Losses; Distributions.

9.1 Allocation of Profits and Losses.

9.1.1 Allocation of Profits Generally.

Except as otherwise provided in sections 9.1.3 and 9.1.4 below, Profits shall be allocated among the Members in the following order and priority:

(A) first, among the Members until the cumulative Profits allocated pursuant to this Section 9.1.1((A)) are equal to the cumulative Losses allocated among the Members pursuant to Section 9.1.2((C)) below for all prior periods, and in the proportions that such Losses have been so allocated;

(B) then, among the Members until the cumulative Profits allocated pursuant to this Section 9.1.1((B)) are equal to the cumulative Losses allocated among the Members pursuant to Section 9.1.2((B)) below for all prior periods, and in the proportions that such Losses have been so allocated; and

(C) thereafter, among the Members, pro rata, in proportion to their Percentage Interests based upon their ownership of Units.

9.1.2 Losses Generally.

Except as otherwise provided in Section 9.1.4 below, the Losses of the Company shall be allocated among the Members in the following order and priority:

(A) first, among the Members until the cumulative Losses allocated pursuant to this Section 9.1.2((A)) are equal to the cumulative Profits allocated among the Members pursuant to Section 9.1.1((C)) above for all prior periods, and in the proportions that such Profits have been so allocated;

(B) then, among the Members in proportion to, and to the extent of, the positive Capital Account balances of such Members; and

(C) thereafter, among the Members, pro rata, in proportion to their Percentage Interests.

9.1.3 Other Allocation Rules.

(A) Except as provided in Section 9.1.3((C)) below, in the event any Member unexpectedly receives any adjustments, allocations or distributions described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) of the Regulations, items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, any deficit balance in his/her Capital Account of such Member as quickly as possible.

(B) Except as provided in Section 9.1.3((C)) below, in the event any Member has a deficit balance in his/her Capital Account at the end of any fiscal year, such Member shall be specially allocated items of Company income and gain in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the deficit balance in the Capital Account of such Member as quickly as possible.

(C) Notwithstanding any other provision of this Section 9, if there is a net decrease in Company Minimum Gain during any fiscal year of the Company, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, to the extent required under the Section 1.704-2 of the Regulations. The items to be so allocated shall be determined in accordance with Section 1.704-2 of the Regulations. This Section 9.1.3((C)) is intended to comply with the "minimum gain chargeback" requirement in such Section of the Regulations and shall be interpreted consistently therewith.

(D) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to

Regulations Section 1.7041(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

(E) Nonrecourse Deductions and Nonrecourse Liabilities for any fiscal year or other period shall be allocated among the Members, pro rata, in proportion to their Percentage Interests. Member Nonrecourse Deductions and Member Nonrecourse Debt for any fiscal year or other period shall be allocated among the Members in accordance with applicable Regulations under Sections 704 and 752 of the Code.

(F) For purposes of determining the Profits, Losses or any other items allocable to any period, Profits, Losses and any such other items shall be deemed to have been earned ratably over the period of the fiscal year of the Company.

(G) Except as otherwise provided in this Agreement, all items of income, gain, loss and deduction, and any other allocations not otherwise provided for, shall be allocated among the Members in the same proportions as they share Profits or Losses (as the case may be) for each fiscal year.

9.1.4 Curative Allocations.

The allocations set forth in Sections 9.1.3 ((A)), ((B)), ((C)), and ((E)) above (the "Regulatory Allocations") are intended to comply with certain of the requirements of Section 1.704-1(b) of the Income Tax Regulations. The Regulatory Allocations may not be consistent with the manner in which the Members intend to share distributions from the Company. Accordingly, a Majority-in-Interest of Members hereby are authorized to divide other allocations of income, gain, deduction or loss among the Members so as to prevent the Regulatory Allocations from distorting the manner in which distributions from the Company are intended to be shared among the Members pursuant to this Agreement. The Members will have the discretion to accomplish this result in any reasonable manner.

9.2 Accounting.

The Company's books shall be kept on the basis of the accounting method of the Company for federal income tax purposes, as selected by the Manager. The fiscal year of the Company shall be as selected by the Manager.

9.3 Distributions.

a. Members shall elect to (i) receive in cash distributions of Profits allocable to their Units or (ii) reinvest in the purchase of additional Units (or fractional Units) distributions of Profits. Such election shall be made at the time that Members purchase Units and may be changed by written notice to the Manager not less than sixty (60) days before January 1 of the fiscal year in which such election would take effect.

b. Members who elect to have distributions of Profits allocable to their Units paid in cash shall receive not less than two distributions per Fiscal Year for the six-month periods ended June 30 and December 31. Such distributions shall be payable within 30 days of the end of such periods. The Manager, in its sole discretion, may pay distributions quarterly or monthly.

c. Members who elect to have distributions of Profits re-invested will be deemed to purchase Units or fractional interests in Units using such distributions at $1,000 per Unit. Such reinvestment and deemed purchase of Units shall occur at such times as cash distributions are paid, as provided above.

d. In the discretion of the Manager, the Company may (but is not obligated to) make cash distributions to the Members when, as and if declared by the Manager to enable the Members to pay federal, state and local income taxes attributable to their Units.

e. Cash available for distribution in connection with the termination and winding up of the Company shall be distributed in accordance with the provisions of Section 11.2.

9.4 Taxes Withheld.

In the sole discretion of the Manager, the Company may withhold and pay to the applicable tax authority taxes attributable to any Member to the extent required under the Code or Treasury Regulations, or under any state, local or other tax law. For purposes of this Agreement, any taxes so withheld by the Company shall be deemed to be a distribution or payment to such Member and shall reduce the amount otherwise distributable to such Member pursuant to this Agreement.

10. Transfer of Interests; Effect of Withdrawal Events.

10.1 Right to Transfer.

10.1.1 No Member shall be entitled to sell, mortgage, hypothecate, transfer, pledge, assign, donate, create a security interest in or lien on, encumber, give, place in trust (voting or other) or otherwise dispose of, including but not limited to any involuntary transfer or transfer by operation of law upon divorce, in bankruptcy or by way of execution, seizure or sale by legal process (hereinafter "transfer") his/her/its Unit(s) or any portion thereof unless the applicable provisions of this Section 10 are complied with in full. Any attempted transfer of a Unit other than in accordance with the preceding sentence shall be null and void and be of no force or effect. Any transfer of a Unit shall be made only in compliance with all applicable securities laws and the Company may require the transferor to obtain and deliver to the Company an opinion of counsel (reasonably acceptable, as to both the opinion and the counsel, to the Company) that such proposed transfer so complies.

(a) Consent of Manager. Except with the prior approval and consent of the Manager, acting in its sole discretion, such discretion to not be unreasonably withheld no Member shall be permitted to sell, transfer, assign, pledge as security or collateral or otherwise hypothecate their Unit(s).

(b) Status of Third Party Transferee.

Except as otherwise provided, no third party transferee of a Unit, without the prior written consent of all of the Manager, shall acquire the status of a substituted Member of the Company under the Delaware Act or this Agreement.

10.2 Absolute Restriction on Transfers.

a. Notwithstanding any provision of this Agreement to the contrary, the transfer of a Unit to any person or entity other than the Company or an existing Member will not be permitted if the Unit sought to be transferred, when added to the total of all other Units transferred within the period of twelve (12) consecutive months ending with the proposed date of the transfer, results in the termination of the Company under Section 708 of the Code, unless the transfer is consented to by the Manager.

b. If redemption requests by Members are received for any Redemption Date (as defined below) that would, in the aggregate, amount to a liquidation of 50% or more of the outstanding Units of the Company (thereby causing a termination for tax purposes), the Manager is authorized to reduce the redemption amounts pro rata to bring the aggregate redemption as of such redemption Date below the 50% threshold. A redemption that is not satisfied for the foregoing reason shall be satisfied as of the next following Redemption Date.

10.3 Time of Transfer.

Any permitted transfer of a Unit to a third party or to a Member shall be effective as of midnight of the last day of the calendar month in which it is made, or, at the election of the Manager, as of 7:00 A.M. the day following the date of the transfer (the "Effective Transfer Date").

10.4 Distributions and Allocations in Respect of Transferred Interest.

If any Unit is transferred during any accounting period to a third party or to a Member in compliance with the provisions of this Section 10, Profits, Losses, each item thereof and all other items attributable to such Unit for such period shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during the period in accordance with Code Section 706(d), using the Effective Transfer Date as the date upon which the change in ownership of the Unit occurred, and using any conventions permitted by law and selected by the Manager. All distributions on or before the Effective Transfer Date shall be made to the transferor (in cash) and all distributions thereafter shall be made to the transferee. Neither the Company nor the Manager shall incur any liability for making allocations and distributions in accordance with the provisions of this Section 10.4.

10.5 Redemption of Units by the Company.

10.5.1 Redemption Request and Notice.

a. As of June 1 and December 31 of each year (each a "Redemption Date"), the Members shall have the right to require the Company redeem all or a portion of their Units at a price per Unit equal to the original investment price per Unit paid by the Member. As of the date of this Agreement, such original investment price was $1,000 per Unit.

b. To cause a redemption of one or more Units, a Member shall give the Manager not less than 90 days written notice prior to the Redemption Date for which the redemption is to take effect.

c. No fees or other charges shall be payable by a redeeming Member.

d. All redemptions shall be paid to the Member by bank check or by wire transfer, in the discretion of the Manager, within ten (10) days following the applicable Redemption Date.

e. Each Member is deemed to have withdrawn as a Member of the Company as of the Redemption Date on which they redeem all of their Units.

10.5.2 Redemptions Subject to Liquidity.

a. Notwithstanding anything to the contrary in this Agreement, all redemptions of Units are subject to the liquidity of the Company. The Manager shall make best efforts to liquidate equipment and maintain cash reserves adequate to fund redemptions as and when requested. However, the Manager shall use its best judgment in giving effect to redemption requests so as not to harm Company or the returns of other Members by liquidating Equipment at inopportune times or otherwise compromising the sale value of the Company's Equipment. In the event that a redemption request cannot be honored, the Manager will make best efforts to cause such redemption request to be honored by the next occurring Redemption Date.

b. As provide in Section 10.2(b) hereof, if redemption requests by Members are received for any Redemption Date that would, in the aggregate, amount to a liquidation of 50% or more of the outstanding Units of the Company (thereby causing a termination for tax purposes), the Manager is authorized to reduce the redemption amounts pro rata to bring the aggregate redemption as of such redemption Date below the 50% threshold. A redemption that is not satisfied for the foregoing reason shall be satisfied as of the next following Redemption Date.

10.5.3 Mandatory Redemption.

The Manager, in its sole and absolute discretion, may require a Member to redeem all or any portion of the Member's Units for any reason or for no reason. In such event, the Manager shall give the Member not less than five (5) calendar days written notice specifying the date of redemption. All compulsory redemptions shall be paid to the withdrawing Member in accordance with the procedures in 10.5.1.

11. Termination, Liquidation and Winding Up.

11.1 Termination and Winding Up of the Company.

11.1.1 The Company shall terminate upon the first to occur of (A) the decision of the Manager to terminate the Company and liquidate its assets; (B) the unanimous agreement of the Members in writing; or (C) the occurrence of a Withdrawal Event as to any Member, unless at such time there is at least one (1) remaining Member of the Company and the Manager agrees to continue the Company within thirty (30) days after the occurrence of such Withdrawal Event.

11.1.2 As soon as possible following the occurrence of any event of termination, the Company shall execute and file as provided in the Delaware Act a Certificate of Cancellation. Upon the filing of such Certificate of Cancellation with the Secretary of State of Delaware, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its affairs. The filing of a Certificate of Cancellation shall not affect the limited liability of the Members and Manager except as otherwise specifically provided by law.

11.2 Method of Distribution Upon Winding Up.

Upon termination of the Company pursuant to Section 11.1 above, the Manager shall supervise and control the termination and winding up of the Company and the assets of the Company and the proceeds of any liquidation shall be applied and distributed in the following manner and order of priority:

(A) to the payment and discharge of all of the Company's debts and liabilities and the expenses of liquidation and dissolution;

(B) to the setting up of any reserves reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company; and

(C) to the payment of any remaining balance to the Members, according to their Units.

11.3 Orderly liquidation.

A reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities to creditors so as to enable the Members to minimize the normal losses attendant upon a liquidation.

12. Miscellaneous Provisions.

12.1 Notices.

Any notice or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been given and received for all purposes when delivered personally to the party to whom the same is directed; or when mailed, sent by overnight delivery service, charges prepaid, or sent by facsimile addressed to the party to whom the same is directed, at the address set forth in this Agreement or in Schedule A hereto or such other address as the Company has received written notice from time to time. Each Member is charged with providing a correct address for Notice and with updating the address on file with the Company by giving notice (as provided herein) of any change.

12.2 Books of Accounts and Records; Financial Statements and K-1s.

a. Proper and complete records and books of account shall be kept or shall be caused to be kept by the Manager, in which shall be entered fully and accurately reflected all transactions and other matters relating to the Company's business in the detail and completeness customary and usual for businesses of the type engaged in by the Company. The books and records shall at all times be maintained at the principal executive offices of the Company and shall be open to the reasonable inspection and examination of the Members or their duly authorized representatives during reasonable business hours.

b. The Manager shall deliver an annual financial statement to the Members no later than ninety (90) days after the close of each Fiscal Year. Such financial statement shall be internally prepared. There is no requirement that any financial statements of the Company be reviewed by an independent accountant or audited. However, the Manager is authorized to have such financial statements reviewed or audited, at the expense of the Company, if the Manager believes that such review or audit would be in the best interests of the Company.

c. The Manager shall cause the Company to provide each Member with a Statement on Form K-1 for each Fiscal Year. Such Statement shall be provided no more than ___ days after the end of each Fiscal Year.

12.3 Governing Law; Venue; Waiver of Jury Trial

The Company, this Agreement and the rights of the Members and Manager hereunder shall be governed by the laws of the State of Delaware. Exclusive venue for any dispute arising from or related to this Agreement or the sale of Units shall be the courts of the State of New York located in Erie County, New York applying Delaware law. To the full extent permitted by law, each of the Members and the Manager waive any they may have to a jury trial and agree that any such dispute shall be submitted to a judge in a court of competent jurisdiction. Each Member and the Manager submits to service of process by mail and agrees not to raise any objection to venue in a court of competent jurisdiction in Erie County, New York.

12.4 Waiver of Action for Partition.

Each Member irrevocably waives any right that such Member may have to maintain any action for partition with respect to the property of the Company.

12.5 Construction.

Whenever the singular is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa. The headings in this Agreement are for convenience only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any of its provisions.

12.6 Waivers.

The failure of any party to seek redress for default of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a default, from having the effect of an original default.

12.7 Rights and Remedies Cumulative.

The rights and remedies provided by this operating Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any other remedy. Said rights and remedies are given in addition to any other legal rights the parties may have.

12.8 Entire Agreement.

This Agreement, any Subscription Agreement for Units and the Equipment Agreement contain the entire understanding among the parties with respect to the subject matter hereof and supersedes any prior understandings and agreements, whether written or oral, with respect to such subject matter.

12.9 Severability.

If any provision of this Agreement or its application to any person or circumstance shall, for any reason and to any extent, be invalid, illegal or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby, but rather shall be enforceable to the fullest extent permitted by law.

12.10 Heirs, Successors and Assigns.

Each and all of the covenants, terms, provisions and agreements contained in this Agreement shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and assigns.

12.11 Creditors.

None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

12.12 Counterparts.

This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. In addition, this Agreement may be executed by a Member through the execution of a Subscription Agreement for Units of the Company. Such execution of a Subscription Agreement shall be deemed to be the execution of this Agreement and shall be binding upon the Member.

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the date first above written.

MEMBERS

Listed in Schedule A and Executed by Execution of a Subscription Agreement for Units

COMPANY

BUFFALO FORKLIFT HOLDINGS, LLC

By: BUFFALO FORKLIFT LLC
Its Sole Manager

By: ______________________________
Arcangelo Capozzolo, President

SCHEDULE A

MEMBERS' NAMES AND UNITS

Member	**Units**	**Capital Contribution**
Arcangelo Capozzolo[1] 4624 Goodrich Road Clarence, New York 14031	-0-	$100

[1] Initial Member of the Company holding no Units and will withdraw when investors are admitted,

EXHIBIT 1

DEFINITIONS

Certain capitalized words and phrases used in this Agreement shall have the following meanings:

1. "Agreement" means this Limited Liability Company Agreement, as originally executed and as amended from time to time.

"2. Bankruptcy Event" means, with respect to any Member:

(A) the making of an assignment for the benefit of creditors;

(B) the filing of a voluntary petition in bankruptcy;

(C) the adjudication of bankruptcy or insolvency, or the entry of an order for relief, in any bankruptcy or insolvency proceeding;

(D) the filing of a petition or answer seeking for the Member any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation;

(E) the filing of an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Member in any proceeding of a nature described in (A) - (E) above;

(F) seeking, consenting to or acquiescing in the appointment of a trustee, receiver or liquidator of the Member or of all or any substantial part of his properties; or

(G) the passage of one hundred twenty (120) days after the commencement of any proceeding against the Member seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulations, if the proceeding has not been dismissed, or the passage of ninety (90) days after the appointment without his consent or acquiescence of a trustee, receiver or liquidator of the Member or of all or any substantial part of his properties, if the appointment is not vacated or stayed, or the passage of ninety (90) days after the expiration of any such stay, if the appointment is not vacated.

3. "Capital Account" means, with respect to any Member, the Capital Account maintained for such Member pursuant to the provisions of Section 8.2 of this Agreement, which shall be determined and adjusted as follows (but subject to the provisions of Section 8.2.3):

(a) To each Member's Capital Account, there shall be credited the following: (a) such Member's Capital Contributions; (b) such Member's allocations of Profits; and (c) any items in the nature of income or gain which are specially allocated to such Member pursuant to Section 9.1.3; and

(b) To each Member's Capital Account there shall be debited the following: (i) the amount of any distributions to such Member pursuant to any provision of this Agreement; (ii) such Member's allocations of Losses; and

(c) Any items in the nature of expenses or losses which are specially allocated to such Member pursuant to Section 9.1.3.

4. "Capital Contribution" means the amount in cash contributed by each Member (or his or her predecessors in interest) to the capital of the Company for his or her or its Unit(s)t, as set forth on Schedule A attached hereto.

5. "Certificate of Formation" means the Certificate of Formation of the Company as filed with the Secretary of State of Delaware on November 13, 2014, as the same may be amended from time to time in accordance with the Delaware Act.

6. "Code" means the Internal Revenue Code of 1986, as amended, or corresponding provisions of succeeding federal revenue laws.

7. Company" means Buffalo Forklift Holdings, LLC, a Delaware limited liability company.

8. "Company Minimum Gain" has the meaning of "partnership minimum gain" as set forth in Section 1.704-2(d) of the Regulations.

9. "Delaware Act" means the Limited Liability Company Act of the State of Delaware, as amended from time to time (or any corresponding provisions of succeeding law).

10. "Effective Transfer Date" is defined in Section 10.4.

11. "Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(i) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values as of the following times: (a) the acquisition of an additional Interest (other than pursuant to Section 8.1) by any new or existing Member in exchange for more than a *de minimis* Capital Contribution; (b) the distribution by the Company to a Member of more than a *de minimis* amount of Company property (including cash) as consideration for an Interest, if the Management Committee reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company; and (iii) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g).

(ii) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulation Section 1.704-

1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to this section (11)((B)) to the extent the Management Committee shall determine that an adjustment pursuant to section (11)((A)) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this section (11)((B)).

12. "Interest" means the entire interest in the Company owned by a Member, including such Member's (1) and interest in the Company's allocations and distributions, (2) rights with respect to the Company, (3) access to or rights to demand or require any information or account of the Company or its affairs, and (4) rights to inspect the books and records of the Company. The Interest of a Member is represented by his/her/its Units.

13. "Manager" is defined in Section 5.1.

14. "Members" mean the parties listed in Schedule A hereto so long as he or she continues as a member of the Company, and any persons admitted as additional or substituted Members pursuant to this Agreement, so long as they continue as members of the Company. "Member" means any one of the Members, as the context requires.

15. "Member Minimum Gain" has the meaning of "partner minimum gain" as set forth in Sections 1.704-2(i)(3) and (5) of the Regulations, determined in accordance with Sections 1.704-2(g)(1) and (3) of the Regulations.

16. "Member Nonrecourse Debt" has the meaning of "partner nonrecourse debt" as set forth in Section 1.704-2(b)(4) of the Regulations.

17. "Member Nonrecourse Deductions" has the meaning of "partner nonrecourse deductions" as set forth in Section 1.704-2(i)(2) of the Regulations. The amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt for a fiscal year of the Company equals the excess, if any, of the net increase, if any, in the amount of Member Minimum Gain attributable to such Member Nonrecourse Debt during such fiscal year over the aggregate amount of any distributions during such fiscal year to the Member that bears the economic risk of loss for such Member Nonrecourse Debt, to the extent such distributions are from the proceeds of such Member Nonrecourse Debt and are allocable to an increase in Member Minimum Gain attributable to such Member Nonrecourse Debt determined in accordance with Section 1.704-2(i)(2) of the Regulations.

18. "Nonrecourse Deductions" has the meaning set forth in Section 1.704-2(b)(1) of the Regulations. The amount of Nonrecourse Deductions for a fiscal year equals the net increase, if any, in the amount of Company Minimum Gain during that fiscal year over the aggregate distributions made during the year of proceeds of any Nonrecourse Liability that are allocable to an increase in Company Minimum Gain.

19. "Nonrecourse Liability" has the meaning set forth in Sections 1.704-2(b)(3) and 1.752-1(a)(2) of the Regulations.

20. "Percentage Interest" means the percentage interest of a Member in the Company, based upon the number of Units held by such Member in relation to the total number of Units outstanding.

21. "Profits" and "Losses" means, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(A) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this section 22 shall be added to such taxable income or loss.

(B) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this section 22, shall be subtracted from such taxable income or loss.

(C) At any time the Gross Asset Value of any Company property is adjusted pursuant to section (11)((A)), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such property for purposes of computing Profits or Losses.

(D) Gain or loss resulting from the disposition of any Company asset with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value.

(E) Notwithstanding any other provision of this section 22, any items which are specially allocated pursuant to Section 9.1.3 or 9.1.4 of the Agreement shall not be taken into account in computing Profits or Losses.

22. "Regulations" means the regulations promulgated under the Code, as the same may be amended from time to time, including corresponding provisions of any succeeding regulations.

23. "Regulatory Allocations" is defined in Section 9.1.4.

24. "Three-Quarters-in-Interest", when used with respect to the Members, means Members holding more than 75% of the Units held in the aggregate by all Members.

25. "Units" means the Interests of the Members as represented by Units, which may be certificated, that correspond to the Percentage Interest of each Member.

EXHIBIT 4.1


BUFFALO
FORKLIFT LLC
TELESCOPIC - AERIAL - STRAIGHT MAST FORKLIFTS

EQUIPMENT AGREEMENT

THIS EQUIPMENT AGREEMENT (this "Agreement") is made as of December 1, 2014 by and among, Buffalo Forklift LLC, a New York limited liability company with an address at 4624 Goodrich Road Clarence, New York 14031 (the "Company"), and Buffalo Forklift Holdings, LLC, a Delaware limited liability company having an address at 4624 Goodrich Road Clarence, New York 14031 ("Holdings"). The Company and Holdings are sometimes referred to as a "Party" and together as the "Parties".

RECITALS

WHEREAS, the Company is engaged in the business of buying and selling equipment consisting primarily of lift equipment and other heavy industrial equipment ("Equipment") and has developed a national reputation in the equipment refurbishing and distribution industry (the "Industry");

WHEREAS, the Company is the Manager of Holdings pursuant to the Operating Agreement of Holdings dated as of December 1, 2014;

WHEREAS, Holdings has offered and sold units of membership interest in Holdings ("Units") to investors, such investors being sometimes referred to herein as "Unitholders;" and

WHEREAS, Holdings wishes to engage the services of the Company to invest in Equipment, subject to the terms and conditions of this Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1. **Transactions**.

a. **Purchase of Equipment.**

i. **Engagement to Purchase and Sell Equipment**. The Company shall identify new and pre-owned Equipment for purchase by Holdings based upon the Company's expertise in the Industry. Holdings hereby authorizes the Company to identify and choose Equipment for purchase by Holdings and execute the purchase of Equipment as Holdings' agent using funds contained in the Dedicated Bank Account (described below).

ii. **Original Purchase Price**. The purchase price paid for each piece of Equipment, including all directly related costs including transportation, third-party commissions (if any) and insurance, but not including any of the Company's general operating overhead, is referred to herein as the "Original Purchase Price."

iii. **No Commission to the Company**. The Company shall not charge a commission to the Company on the purchase of Equipment but unaffiliated third parties may be paid a finder's fee or acquisition fee in connection with a purchase of Equipment. Any such fee would be included as a component of the Original Purchase Price.

iv. **Refurbishment Advance**. In conjunction with each purchase of pre-owned Equipment, Holdings hereby authorizes the Company to withdraw from the Dedicated Bank Account an amount equal to the Company's best estimate of the cost of refurbishment as an advance against the cost of refurbishment (the "Refurbishment Advance") if the Company determines, in its discretion, that the Equipment requires refurbishment.

v. **No Representations or Warranties**. Holdings acknowledges and agrees that the Company must rely on third parties to provide accurate information about each piece of Equipment and other information related to each purchase of Equipment. In making an Equipment purchase, the Company shall use its best efforts and judgment, but the Company cannot guarantee the accuracy of information provided by third parties and makes no representations or warranties to Holdings as to the status or condition of any piece of Equipment.

b. **Dedicated Bank Accounts**. In conjunction with executing this Agreement, Holdings shall open a bank account with a bank chosen by the Company (the "Dedicated Bank Account"). Investor funds raised by Holdings shall be deposited in such Dedicated Bank Account. Holdings hereby authorizes the Company to control the Dedicated Bank Account for the purpose of funding Equipment purchases, Refurbishment Advances and other costs directly related to the purchase, sale and refurbishment of Equipment. Holdings shall have title to such Dedicated Bank Account. Holdings shall authorize check writing and electronic funds transfers by the Company to enable the Company to withdraw funds and make deposits from time to time from the Dedicated Bank Account as provided herein. Holdings authorizes the Company to deposit the proceeds of Equipment sales and share of Profits (as defined below) into such Dedicated Bank Account from time to time. All funds in the Dedicated Bank Account, including Profits from Equipment transactions, are considered available to be withdrawn by the Company for equipment purchases unless this Agreement is terminated or funds are withdrawn as permitted in this Agreement to fund distributions to Unitholders or to fund Unit redemptions by Holdings.

c. **Non-Exclusivity**. The Company shall have no obligation to provide Holdings with any specific purchase opportunity. The Company retains sole discretion as to the selection of Equipment it will purchase on behalf of Holdings. In addition, nothing herein shall preclude the Company or its principals from purchasing Equipment for their own account, for the account of affiliates or for the account of other investors.

d. **Title to Equipment**. Upon purchase of each piece of Equipment, Holdings shall take title to the Equipment.

e. **Sale of Equipment.**

i. Upon completion of the servicing and/or refurbishment of pre-owned Equipment, the Company shall endeavor, on behalf of Holdings, to sell the pre-owned Equipment to a third-party purchaser(s). If a third-party purchaser is found, the Company shall arrange for Holdings to re-sell the Equipment to such third-party purchaser at a price and upon terms acceptable to the Company, in its sole discretion. In connection with such re-sale, the Company shall be responsible for closing the transaction, including collection of the purchase price on behalf of Holdings, payment of sales commissions to third parties (if applicable), arranging for shipment of the Equipment to the third-party purchaser and related matters.

ii. In the case of new Equipment, the Company shall endeavor on behalf of Holdings to sell the equipment to a third party purchaser, preferably at a mark-up of 10% to 30% of the Original Purchase Price of the Equipment. The Company does not guarantee that it will be able to re-sell such Equipment at any mark-up or that it can re-sell the Equipment at a profit. The Company will sell the Equipment to third party purchasers upon terms acceptable to the Company, in its sole discretion. In connection with such re-sale, the Company shall be responsible for closing the transaction, including collection of the purchase price on behalf of Holdiongs, payment of sales commissions to third parties (if applicable), arranging for shipment of the Equipment to the third-party purchaser and related matters.

f. **Proceeds of Sale and Payment of Profit.** Upon the sale of the Equipment, as provided in the immediately preceding paragraphs, the Company will thereafter remit to Holdings: (1) the amount of the Original Purchase Price and the actual amount of the refurbishment expense (if applicable) together with any overage if the Refurbishment Allowance exceeded the actual expense of refurbishment, and (2) an amount equal to 40% of the "Profit" from such sale to the third party purchaser determined as follows.

"Profit" shall be:

(i) the amount of the purchase price paid by the third-party purchaser upon re-sale less the cost of the sale transaction (including shipment to the Company and the third-party purchaser, third-party sales commissions (if applicable), insurance, freight commissions and all other expenses reasonably related to the re-sale transaction);

Less

(ii) the Original Purchase Price and the actual cost of refurbishment (in the case of pre-owned Equipment)

Profits will be deposited and retained in the Dedicated Bank Account and used for further equipment purchases unless withdraw as permitted in this Agreement.

2. **Risk of Loss/Damage/Injury**.

a. The Company shall bear the risk of loss if a third-party purchaser (upon re-sale) defaults on payment for the Equipment or if the Equipment is not delivered to such purchaser for any reason or damaged in transit.

b. Holdings shall bear the risk of any liability to a third party related to the Equipment following its sale. Holdings shall carry general liability insurance in an amount not less than $1 million per occurrence and $2 million in the aggregate to cover such exposure.

3. **Withdrawal and Termination**.

a. Funds may be withdrawn by Holdings from the Dedicated Bank Account at any time and from time to time to fund distributions to Unitholders, in the discretion of Holdings.

b. This Agreement may be terminated by Holdings if authorized by a vote of the Unitholders representing three quarters (3/4) of the membership interests in Holdings. Any such termination shall take affect after to notice to the Company not less than six months in advance of the month in which such termination is to take effect.

c. Upon termination of this Agreement for any reason, the re-sale of the Equipment by the Company on behalf of Holdings with the return of the Original Purchase Price, the cost of refurbishment (if applicable) and the allocation of Profits as provided herein, shall be the sole remedy of Holdings. Holdings hereby waives any claim for lost profits, lost opportunities or consequential or punitive damages.

4. **Additional Actions and Documents**. Each of the Parties agrees to take or cause to be taken such further actions, and to execute and deliver such further documents, as may be necessary or reasonably desirable to fully effectuate the purposes, terms and conditions of this Agreement.

5. **Assignment.** This Agreement is not transferable or assignable by the Company, provided, however, that the Company shall have the right to assign this Agreement without the prior consent of Holdings in connection with any sale of all or substantially all of the assets of the Company.

6. **Governing Law**. This Agreement, the rights and obligations of the Parties, and any claims or disputes relating thereto, shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of law. Exclusive venue for any dispute arising between the Parties shall be the courts of the State of New York located in Erie County, New York.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

BUFFALO FORKLIFT LLC

____

By: Arcangelo Capozzolo, President

BUFFALO FORKLIFT HOLDINGS,LLC

By: Buffalo Forklift LLC, Its Manager

____

By: Arcangelo Capozzolo, President

BUFFALO FORKLIFT HOLDINGS, LLC
SUBSCRIPTION AGREEMENT

Buffalo Forklift Holdings, LLC
4624 Goodrich Road
Clarence, New York 14031

The undersigned subscriber (the "Subscriber") hereby acknowledges and agrees that he/she/it desires to subscribe for units of membership interests ("Units") in Buffalo Forklift Holdings, LLC, a Delaware limited liability company (the "Company") and will become a member (a "Member") of the Company pursuant to this Subscription Agreement. The Company will be operated in accordance with the form of Operating Agreement (the "Operating Agreement") that is included as Exhibit 2.2 to the Offering Circular of the Company dated as of January 29, 2015 (the "Offering Circular"). The Subscriber and the Company hereby agree as follows:

1. Subscription. Subject to the terms and conditions of this Subscription Agreement and the Operating Agreement, the undersigned hereby irrevocably subscribes for the number of Units as a Member, set forth above at a subscription price of $1,000 per Interest, with the minimum purchase being 25 Units.

2. Acceptance of Subscription. It is understood and agreed that the Company shall have the right to accept or reject this Subscription, in whole or in part, and for any reason deemed appropriate in its sole discretion, and that the same shall be deemed to be accepted by the Company only when the form of acceptance appearing herein is executed by the Company.

3. Adoption of Operating Agreement. The Subscriber hereby ratifies, adopts, accepts and agrees to be bound by all the terms and provisions of the Operating Agreement. Upon acceptance of this Subscription, the undersigned shall thereupon automatically become a Member of the Company for all purposes of the Operating Agreement, without any need for further execution of the Operating Agreement by the Subscriber. Execution of this Subscription also constitutes execution of the Operating Agreement.

4. Suitability to Invest. The Subscriber acknowledges, represents and warrants that the Subscriber is a sophisticated investor and has sufficient familiarity with business transactions and/or experience to evaluate this investment. The Subscriber further represents that the Units for which the Subscriber hereby subscribes will be acquired for the Subscriber's own account as principal for investment and not with a view toward any resale or other distribution thereof, and no other person has a direct or indirect interest in such investment.

5. Representations and Warranties of the Company. The Company represents and warrants to the Subscriber as follows:

    a. The Company is a limited liability company duly organized and in good standing under the laws of the State of Delaware and has all requisite power and authority to carry on its business as now conducted and to conduct business as proposed and described in the Offering Circular.

    b. The execution and delivery of this Subscription Agreement and the issuance of the Units to the Subscriber has been authorized by all necessary corporate action by the Company and is a valid and binding obligation of the Company enforceable on its terms.

6. Execution of Operating Agreement. The Subscriber hereby acknowledges that the Subscriber's execution of this Subscription Agreement, upon its acceptance by the Company, constitutes the execution of the Operating Agreement of the Company to which the Subscriber is admitted by the Subscriber as a party thereto in accordance with all of its terms and provisions with the same force and effect as if such terms and provisions were set forth herein verbatim.

SIGNATURE PAGE FOLLOWS

BUFFALO FORKLIFT HOLDINGS, LLC
SIGNATURE PAGE

THIS SECTION TO BE COMPLETED BY INVESTORS

Date: ____________________ Dollar Amount of Investment: $________________________

Number of Units: __________ Distributions (initial one): ____ Reinvest ______ Receive in Cash

Type of Ownership: (check one)
_____Individual _____Grantor Trust _____Partnership _____C Corporation
_____Joint Tenants _____ Irrevocable Trust _____LLC _____S Corporation
_____Tenants in Common _____ Community Property _____Other

Legal Name/Title of Subscriber: ____________________________________ **Soc. Sec / Tax ID #** ____________________

Co-Subscriber (if any): ____________________________________ **Soc. Sec. / Tax ID #** ____________________

Official Residence Address: Street: ____

City: ______________________________ State: _____________ Zip Code: ______________

Mailing Address for Notice :
(if different from residence address) Street: ____

City: ______________________________ State: ________________ Zip Code: ___________

Phone Numbers: Daytime: _________________________ Evening: ____________________________

E-Mail Address: ____

I (WE) ATTEST THAT THE SUBSCRIBER THAT ALL THE REPRESENTATIONS MADE IN THIS SUBSCRIPTION DOCUMENT ARE ACCURATE. BY EXECUTING THIS SUBSCRIPTION AGREEMENT, THE SUBSCRIBER IS ALSO EXECUTING THE OPERATING AGREEMENT OF THE COMPANY TO WHICH HE/SHE/IT IS ADMITTED BY THE COMPANY, IN THE FORM INCLUDED AS AN EXHIBIT TO THE COMPANY'S OFFERING CIRCULAR.

SIGNATURE(S) OF SUBSCRIBER(S): ____________________________________ ________________________________

THIS SECTION TO BE COMPLTED BY BUFFALO FORKLIFT HOLDINGS, LLC

ACKNOWLEDGEMENT

The foregoing subscription agreement is hereby accepted upon the terms and conditions set forth above and in the Operating Agreement.

BUFFALO FORKLIFT HOLDINGS, LLC,
By: BUFFALO FORKLIFT, LLC, Manager

Date: ________________ By: ______________________________
ARCANGELO CAPOZOLLO, PRESIDENT
BUFFALO FORKLIFT, LLC, MANAGER

NOTE: An executed copy of this page will be mailed to each investor within two weeks after closing of the offering.

BUFFALO FOKLIFT HOLDINGS, LLC

THIS SECTION TO BE COMPLETED BY INVESTORS ELECTING CASH DISTRIBUTIONS

Cash distributions are to be sent to the following address:

_______Mail checks to my Official Residence (As listed on previous page)

_______Mail checks to my Mailing Address for Correspondence (As listed on previous page)

If you would like electronic direct deposit, please provide the following information:

Investor's E-Mail Address: ______________________________

Exact Name (as it appears on the account) ______________________________

Name of the Financial Institution ______________________________

Branch Name ______________________________

Address of Financial Institution ______________________________

City:______________________________

State: ____________Zip Code:__________

Financial Institution Routing Number ______________________________

Your Account Number ______________________________

Type of Account (select one) _______ checking
_______ savings


kavinoky cook
LLP

EXHIBIT 11.1

February 26, 2015

Buffalo Forklift, LLC
4624 Goodrich Road
Clarence, New York 140031

Gentlemen:

We have acted as counsel to Buffalo Forklift Holdings, LLC, a Delaware limited liability company (the "Company"), with regards to the filing of an offering statement on Form 1-A dated December 18, 2014, as amended by a Form 1-A/A dated January 29, 2015, and as further amended by a Form 1-A/A dated February 26, 2015 (together, the "Offering Statement") of the Company, in connection with the qualification under the Securities Act of 1933, as amended, of "Units" (as that term is defined in the Offering Statement).

The opinions set forth in this letter, whether or not qualified by the phrase "to our knowledge," are subject to the following qualifications, limitations and exceptions, and are based on our review, as submitted to us, of the following:

A. The organizational documents, operating agreement and minutes of the Company submitted to us by the Company;

B. The Offering Statement; and

C. A Subsistence Certificate issued by the State of Delaware dated December 18, 2014.

We have assumed without any inquiry or other investigation (a) the legal capacity of each natural person, (b) the payment of all required filing or recording fees and taxes, (c) the genuineness of each signature (including signatures on facsimile copies), the completeness of each document submitted to us, the authenticity of each document submitted to us as an original, the conformity to the original of each document submitted to us as a copy and the authenticity of the original of each document submitted to us as a copy, and (d) the truthfulness of each representation, warranty, certification or statement as to any factual matter contained in any of the documents submitted to us.

We are members of the Bar of the State of New York and the opinions expressed herein concern only the laws of the State of Delaware and the Federal laws of the United States of America.

Subject to the qualifications, limitations and exceptions set forth in this letter, it is our opinion that:

full spectrum business law

726 EXCHANGE STREET SUITE 800 BUFFALO, NY 14210
TEL 716.845.6000 **FAX** 716.845.6474



1. The Units have been duly authorized by all necessary corporate action on the part of the Company, and, upon receipt of payment therefor for will be duly and validly issued by the Company as fully paid and non-assessable.

We hereby consent to the use of our firm name in the Offering Circular filed as part of the Offering Statement and the use of our opinion in the Offering Statement. In giving these consents, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

KAVINOKY COOK LLP

By:

Jonathan H. Gardner
For the Firm